Matthew Harrison
Chief Financial Officer
October 10, 2008
By Facsimile and EDGAR
H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549-7010

Re:	Hiland Holdings GP, LP
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 14, 2008
Form 10-Q for Fiscal Quarter Ended March 31, 2008
Filed May 9, 2008
Form 10-Q for Fiscal Quarter Ended June 30, 2008
Filed August 11, 2008
File No. 001-33018

Hiland Partners, LP
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 14, 2008
Form 10-Q for Fiscal Quarter Ended March 31, 2008
Filed May 9, 2008
Form 10-Q for Fiscal Quarter Ended June 30, 2008
Filed August 11, 2008
File No. 000-51120
Dear Mr. Owings:
     Set forth below are the responses of Hiland Holdings GP, LP (“Holdings”) and Hiland Partners, LP (“Hiland Partners”) (each a “Company” and together, the “Companies”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 26, 2008, with respect to the referenced filings: for each of the Companies, the Form 10-K filed March 14, 2008 (the “2007 Forms 10-K”) and the Forms 10-Q filed May 9, 2008 and August 11, 2008 (the

Securities and Exchange Commission
October 10, 2008

“2008 Forms 10-Q”). For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment are the Companies’ responses.
     Because the Companies believe the proposed disclosure revisions do not require a financial restatement or other changes materially sufficient to require an amendment to the 2007 Forms 10-K or the 2008 Forms 10-Q, the Companies respectfully request that the Staff permit the Companies to include the following changes on a prospective basis in each of their upcoming Form 10-Q filings as well as in all subsequent filings under the Securities Exchange Act of 1934, as amended.
General
1.	In order to facilitate this review, we have not repeated comments for issues that may be applicable to Hiland Partners. To the extent any comment applies to more than one registrant, please address the comment individually for each separate registrant. Unless stated otherwise, when we reference a page number it is a reference to a page in the 10-K of Hiland Holdings, GP, LP.

RESPONSE:

To the extent any of the comments apply to both of the Companies, we will address the comments individually for each of the Companies.

2.	Both 10-Ks state that the filing number is 000-51120. However, on EDGAR we note that the file number for Hiland Holdings, GP, LP is 001-33018 and Hiland Holdings, LP is 000-51120. On future filings, please make sure that the file number listed on each filing matches the EDGAR filing number.

RESPONSE:

Each of the Companies hereby undertakes to ensure that the file number listed on each future filing matches the EDGAR filing number for such Company.
Items 1. and 2. Business and Properties, Page 3
3.	You indicate that the midstream assets of Hiland Partners, LP consist of 14 natural gas gathering systems. However, we note that you only discuss 10 gathering systems in your property discussion. Please clarify the number of gathering systems you have that are material to your operations.

RESPONSE:

The Kinta Area gathering system discussed in the table on page 7 of the Holdings 2007 Form 10-K and page 6 of the Hiland Partners 2007 Form 10-K actually consists of a group of five separate gathering systems as cited in the related descriptive paragraph

Securities and Exchange Commission
October 10, 2008

therein. The Companies will revise the related table in their future SEC filings to make this more clear, commencing with their filing of their Forms 10-Q for the quarterly period ended September 30, 2008.

4.	You discuss that Hiland Partners, LP must comply with numerous environmental regulations. Please disclose any material estimated capital expenditures for environmental control facilities for the remainder of your current fiscal year and your succeeding fiscal year and for such further periods as you may deem material. Please refer to Item 101(c)(vii) of Regulation S-K.

RESPONSE:

The Companies advise the Staff that each of their estimated capital expenditures for environmental control facilities for the years ended December 31, 2007 and 2008 are $370,500 and $233,600, respectively. The Companies did not disclose this information as it is not material to their respective consolidated financial statements. However, the Companies will continue to monitor the potential effect of any future estimated capital expenditures for environmental control facilities. When the existence of estimated capital expenditures for environmental control facilities becomes significant, the Companies will discuss this matter in their respective filings.

5.	We note that under the caption “Credit Risks” located in Item 7A that OGE Energy Resources, Inc., SemStream, L.P., ConocoPhillips, Inc and Montana-Dakota Utilities Co. accounted for approximately 19%, 19%, 12% and 11% respectively, of your revenues. Please disclose in your business discussion your reliance on these few customers and any material adverse effect that a loss of any of these customers would have on your business. Please refer to Item 101(c)(vii) of Regulation S-K.

RESPONSE:

The Companies have provided with this letter, as Exhibit A, revised and expanded disclosure of that contained in their 2007 Forms 10-K in order to provide the Staff with an example of how the Companies propose to prospectively comply with the Staff’s comment in each of their Forms 10-K for the year ended December 31, 2008.
Item 1 A. Risk Factors, page 23
6.	In general, descriptions of risks that describe circumstances that could apply equally to other businesses that are similarly situated are generic risks that should not be included in your risk factor section. Please either eliminate these generic risks, or revise them to state specific material risks to your company or to the purchasers in this offering. For example, we note that the following risk factors appear to contain generic disclosures:

Securities and Exchange Commission
October 10, 2008

•	“A decrease in our cash flow will reduce the amount of cash we have available for distribution to our unit holders or to service our debt,” 10-K of Hiland Partners, LP, page 24;

•	“In the future, we may not have sufficient cash to pay our quarterly distribution or to increase distribution, page 26;

•	“Increase in interest rates could adversely impact our unit price and our ability to issue additional equity to make acquisitions, reduce debt or finance internal growth projects,” page 31.
Please note these are examples only. Also, each sub-caption should set forth the risk factor and adequately describe the risk. Please revise your risk factor sections as necessary in future filings. Refer to Item 503(c) of Regulation S-K.

RESPONSE:

Hiland Partners has provided with this letter, as Exhibit B-1, a revised “Risks Related to Our Business” section of the Risk Factors contained in its 2007 Form 10-K in order to provide the Staff with an example of how it proposes to prospectively comply with the Staff’s comment in its Form 10-K for the year ended December 31, 2008.

Holdings has provided with this letter, as Exhibit B-2, revised “Risks Inherent in an Investment in Us” and “Risks Inherent in Hiland Partners’ Business” sections of the Risk Factors contained in its 2007 Form 10-K in order to provide the Staff with an example of how it proposes to prospectively comply with the Staff’s comment in its Form 10-K for the year ended December 31, 2008.
Item 5. Market for Registrant’s Common Units and Related Unitholder Matters and Issuer Purchases of Equity Securities, page 49
7.	You indicate that the information required under Item 201(d) is located in Item 12 “Security Ownership of Certain Beneficial Owners and Management and Related Unitholder Matters.” However, we were unable to locate this information in Item 12 or in Note 1 of the 10-K of Hiland Partners, LP. Please provide the table required under Item 201 (d). Please refer to Item 201(d) of Regulation S-K.
RESPONSE:

The Companies have provided with this letter, as Exhibit C, revised and expanded disclosure of that contained in their 2007 Forms 10-K in order to provide the Staff with an example of how the Companies propose to prospectively comply with the Staff’s comment in each of their Forms 10-K for the year ended December 31, 2008.

Securities and Exchange Commission
October 10, 2008

8.	We were unable to locate the performance graph required by Item 201 (e) in the 10-K of Hiland Partners, LP. Since Hiland Partners, LP first issued units in 2005 please provide the performance graph pursuant to Item 201(e) from that point forward. Please refer to Item 201(e) of Regulation S-K.
RESPONSE:

Instruction 7 of Item 201(e) of Regulation S-K provides that the performance graph required by Item 201(e) of Regulation S-K need not be provided in any filings other than an annual report to security holders required by Exchange Act Rule 14a-3 or Exchange Act Rule 14c-3 that precedes or accompanies a registrant’s proxy or information statement relating to an annual meeting of security holders at which directors are to be elected (or special meeting or written consents in lieu of such meeting). Since the Companies are not required to file or prepare a proxy or information statement relating to an annual meeting of security holders at which directors are to be elected (or special meeting or written consents in lieu of such meeting) due to their status as master limited partnerships, the Companies respectfully submit that they are not required to provide a performance graph pursuant to Item 201(e) of Regulation S-K.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 56.
How Hiland Partners Evaluates Its Operations, page 59
9.	We note that you have included a financial measure called “total segment margin,” which is a non-GAAP financial measure. Please expand your current discussion regarding total segment margin to disclose the reasons why you believe that the presentation of this non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations. Refer to Item 10(e)(i)(C) of Regulation S-K.
RESPONSE:

The Companies have provided with this letter, as Exhibit D, revised and expanded disclosure of that contained in their 2007 Forms 10-K in order to provide the Staff with an example of how the Companies propose to prospectively comply with the Staff’s comment in each of their Forms 10-K for the year ended December 31, 2008.
Our Results of Operations, page 57 of Hiland Partners’ 10-K
10.	At the bottom of your “Year End December 31” table on page 57 of the 10-K of Hiland Partners, LP you list certain components of “Operating Data (unaudited)”. The totals you provide for 2005 do not equal the sum’ of Hiland Partners’ 2005 totals and its predecessor’s 2005 totals. Please revise.

Securities and Exchange Commission
October 10, 2008

RESPONSE:

Hiland Partners advises that the “Inlet natural gas (MCF/d)” row in its “Our Results of Operations” table on page 57 of its 2007 Form 10-K contains arithmetic errors for the year ended December 31, 2005. A revised table resolving this error is provided with this letter as Exhibit E. Hiland Partners advises the Staff that the components of “Operating Data (unaudited)” represent daily volume information. Therefore, the total for 2005 will not equal the sum of Hiland Partners and Predecessor as the volumes are averaged over different periods of time.
Capital Requirements, page 76
11.	You state that your “...midstream energy business is capital intensive...” and “...Hiland Partners anticipates that it will continue to invest significant amounts of capital to grow and acquire assets.” In light of these statements and other facts in your disclosure regarding capital expenditures, please discuss your material commitments for capital expenditures as of the end of the latest fiscal period, and indicate the general purpose of such commitments and the anticipated source of funds needed to fulfill such commitments. Please refer to Item 303(a)(2) of Regulation S-K.
RESPONSE:

The Companies advise the Staff that at December 31, 2007, the Companies did not have any material commitments for capital expenditures. When such commitments materialize, the Companies announce such commitments, including the general purpose of such commitments and the anticipated source of funds needed to fulfill such commitments, through their respective filings under the Securities Exchange Act of 1934, as amended.
12.	Please advise or revise to include scheduled interest payments on your credit facility in your table of contractual cash obligations. When interest rates are variable and unknown, estimates of future variable rate interest payments may be included or excluded provided you include appropriate disclosure in a footnote to the table. Refer to Item 303(5) of Regulation S-K.
RESPONSE:

The Companies have provided with this letter, as Exhibit F, revised and expanded disclosure of that contained in their 2007 Forms 10-K in order to provide the Staff with an example of how the Companies propose to prospectively comply with the Staff’s comment in each of their Forms 10-K for the year ended December 31, 2008.

Securities and Exchange Commission
October 10, 2008

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 85
13.	Please present summarized market risk information for the preceding fiscal year. In addition, please discuss the reasons for any material quantitative changes in market risk exposures between the current and preceding fiscal years. Refer to Item 305(a)(3) of Regulation S-K.
RESPONSE:
The Companies have provided with this letter, as Exhibit G, revised and expanded disclosure of that contained in their 2007 Forms 10-K in order to provide the Staff with an example of how the Companies propose to prospectively comply with the Staff’s comment in each of their Forms 10-K for the year ended December 31, 2008.
14.	You indicate that because of your credit facilities a certain change in interest rates may result in an increase or decrease in your interest expense. Please indicate the particular markets that present your primary risk of loss. For example, if you are most vulnerable to a change in short-term U.S. prime rates, please disclose the existence of that exposure. Instruction 1(B) of Item 305(b) or Regulation S-K.
RESPONSE:
Indebtedness under both of the Companies’ credit facilities bears interest, at each Company’s respective option, at either (i) an alternate base rate plus an applicable margin or (ii) LIBOR plus an applicable margin. As both Companies have elected for the indebtedness under their respective credit facilities to bear interest at LIBOR plus an applicable margin, a change in the LIBOR rate presents the largest interest rate vulnerability to both of the Companies. The Companies will prospectively comply with the Staff’s comment in future filings by discussing the Companies’ sensitivity to the LIBOR rate.
Item 11. Executive Compensation, page 93
Annual Incentive Cash Bonus, page 96
15.	You indicate that the chief executive officer provides recommendations to the compensation committee relative to the amount an executive should receive under your “Annual Incentive Cash Bonus”. Also, you indicated that the former chief executive officer provided recommendations to the chairman of the board as to the number of options you should grant to executive officers under your “Long-Term Incentive” program. Please expand your disclosure to discuss the role of the chief executive officer in determining or recommending the amount or form of executive or director compensation. Please refer to Item 407(e)(3)(ii) of Regulation S-K. Please discuss whether the chief executive officer works with the compensation committee in

Securities and Exchange Commission
October 10, 2008

establishing measures, targets and similar items that affect his compensation and whether he retains the ability to call compensation committee meetings.
RESPONSE:
The Chief Executive Officer (“CEO”) serves in an advisory role to the compensation committee with respect to executive compensation for the executive officers other than himself. In addition, the compensation committee may request the CEO to provide management feedback and recommendations on changes in the design of the executive compensation programs and executive compensation policies. The CEO does not participate in determining or recommending the form or amount of compensation for himself or for the outside directors. The CEO’s recommendations are given significant weight by the compensation committee, but the compensation committee remains responsible for all final decisions regarding compensation levels for the executive officers, the executive compensation policies and executive compensation programs. The CEO is not present during the compensation committee’s discussions regarding his own compensation.
In the CEO’s advisory role to the compensation committee, he does not have the authority to call a meeting of the compensation committee. Only the chairperson of the committee, two or more members of the committee or the Chairman of the Board of Directors may call a committee meeting pursuant to the compensation committee’s charter. However, the CEO is involved in the agenda setting for compensation committee meetings and generally attends such meetings (other than the portions of the meetings during which his compensation and performance are discussed).
The Companies will prospectively comply with the Staff’s comment in future filings by augmenting the disclosure in next year’s Form 10-K consistent with the foregoing.
16.	In several places in your discussion you indicate that the compensation of executive officers is driven, in part, by the overall financial performance of the company. Please provide quantitative or qualitative disclosure of the operational and financial performance goals and targets that you take into account in setting compensation policies and making compensation decisions. Refer to Item 402(b)(2)(5) of Regulation S-K. To the extent you believe disclosure of these targets is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion. See also Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. If disclosure of the performance-related factors would cause competitive harm, please discuss further how difficult it will be for the named executive officer or how likely it will be for you to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Securities and Exchange Commission
October 10, 2008

RESPONSE:
As one way of accomplishing its compensation objectives, the compensation committee of the general partner rewards executive officers for their contribution to the Companies’ financial and operational success through the award of discretionary annual incentive cash bonuses intended to encourage the attainment of strategic, operational and financial goals and individual performance measures. The compensation committee approves the annual incentive cash bonus, if any, for the CEO, and for each executive officer below the CEO level based on the CEO’s recommendations. Although the compensation committee gives the CEO’s recommendations a significant amount of weight, the compensation committee has the discretion to accept or modify such recommendations. The CEO does not make annual incentive cash bonus recommendations for himself.
As described under “Oversight of Executive Compensation Program” beginning on page 94 of Holdings’ 2007 Form 10-K, the compensation committee evaluates compensation with reference to the Company’s financial and operating performance, distribution performance, relative unitholder total return for the prior fiscal year, competitive compensation data of executive officers in the peer group and each executive officer’s individual performance evaluation, length of service with the company and previous work experience.
While target bonuses are initially set at 50% of base salaries, the compensation committee has broad discretion to retain, reduce or increase the award amounts when making its final bonus determinations in March. The awards are also contingent on the executive officer’s continued employment with the Company at the time of the award in March. Further, bonuses (similar to other elements of compensation provided to the executive officers) are not based on a prescribed formula or pre-determined goals or performance targets but rather have been determined on a subjective basis and generally have been based on a subjective evaluation of individual, company and industry performance. The compensation committee believes that assessing performance after the year is complete based on a broad perspective of the factors that contribute to performance, results in better and fairer compensation decisions than a strictly mechanical approach.
From an enterprise-wide and industry perspective, the compensation committee recognized the following factors during 2007 (without assigning any particular weighting to any factor):
•	financial performance for the prior fiscal year, including EBITDA and distributions, in comparison to guidance provided to the marketplace during the prior fiscal year;

•	operating performance for the prior fiscal year, including inlet natural gas volumes, natural gas sales volumes and NGL sales volumes, in comparison to the prior fiscal year’s actual results;

Securities and Exchange Commission
October 10, 2008

•	distribution performance for the prior fiscal year compared to the peer group;

•	unitholder total return for the prior fiscal year compared to the peer group; and

•	competitive compensation data of executive officers in the peer group.
These factors were selected as the most appropriate measures upon which to base the bonus decisions because they will most directly result in long-term value to our unitholders.
The personal performance criteria considered by the compensation committee during 2007 related to factors unique to the individual executive officer, including, for example:
•	each executive officer’s performance evaluation based upon responsibilities unique to each executive officer and leadership/management competencies applicable to all executive officers;

•	length of service with the Companies; and

•	the scope, level of expertise and experience required for the executive officer’s position.
These factors were selected as the most appropriate measures upon which to base the bonus decisions because they help to align individual compensation with competency and contribution.
Mr. Griffin did not receive an annual cash incentive bonus during 2007 because he was not hired until June 11, 2007. However, Mr. Griffin received a sign-on bonus of $40,000, which was a benefit negotiated between Hiland Partners and Mr. Griffin in connection with Mr. Griffin’s agreement to become its Chief Executive Officer.
The Companies will prospectively comply with the Staff’s comment in future filings by augmenting the disclosure in next year’s Form 10-K consistent with the foregoing. Further, to the extent quantitative factors are taken into account in setting compensation policies or making compensation decisions in future periods, the Companies will disclose such factors in its filings. To the extent disclosure of such factors would cause the Companies competitive harm, the Companies will comply with Instruction 4 to Item 402(b) of Regulation S-K.
Long-Term Incentive Compensation, page 96
17.	On page 97 you discuss grants of your common units under your Long-Term Incentive Program. Therefore, it would seem your “Grants of Plan Based Awards” table may need to include columns (f), (g), (h) of Item 402(d). Also, based on the above it would seem that your “Outstanding Equity Awards at Fiscal Year-End” table may need to include

Securities and Exchange Commission
October 10, 2008

columns (d), (i), (j) of Item 402(e) Please revise, as appropriate, your executive compensation tables to include information regarding your long-term incentive plan or advise us why those columns do not apply to you. Please refer to Item 402 and specifically, Item 402(d) and 402(e) of Regulation S-K.
RESPONSE:
The Companies advise that while the Long-Term Incentive Plan of each of the Companies allow for grants of common units, during the year-ended 2007, the Companies did not grant any common units to any of their respective named executive officers. Due to the lack of common unit grants to their named executive officers for the year-ended 2007, the Companies omitted columns (f), (g) and (h) of their respective “Grants of Plan Based Awards” tables.
The Companies advise that while the Long-Term Incentive Plan of each of the Companies allow for grants of common units, the Companies have not awarded any equity awards that have performance-based requirements for earning such awards. As such, the Companies have omitted columns (d), (i) and (j) of their respective “Outstanding Equity Awards at Fiscal Year-End” tables.
Summary Compensation Table, page 99
18.	In comparing the “Summary Compensation” tables of Hiland Partners, LP and Hiland Holdings, GP, LP we note that the salaries of Joseph Griffin, Randy Moeder and Ken Maples are higher on the “Summary Compensation” table of Hiland Partners, LP. Since you indicate that these officers served as officers of both the general partner of Hiland Partner’s LP and Hiland Holdings, GP, LP please reconcile these numbers and disclose in a footnote the amount of salary attributable to work related to Hiland Partners, LP and to Hiland Holdings, GP, LP.
RESPONSE:
The Companies advise that as Joseph Griffin, Randy Moeder and Ken Maples served as non-operational officers with administrative duties for both Holdings and Hiland Partners, 5% of the salaries of these officers are allocated to Holdings and 95% is allocated to Hiland Partners. For officers that serve only in an operational capacity, their salaries are allocated 100% to Hiland Partners. The Summary Compensation Table in the Holdings 2007 Form 10-K contains the total salary for both of the Companies while the Hiland Partners 2007 Form 10-K only contains the salary allocated to Hiland Partners. The Companies will prospectively comply with the Staff’s comment in future filings by disclosing the percentage of salaries allocated to each of the Companies.

Securities and Exchange Commission
October 10, 2008

Outstanding Equity Awards at [sic] Fiscal Year-End, page 101
19.	The “Outstanding Equity Awards at Fiscal Year-End” tables in the 10-K of Hiland Partners, LP and the 10-K of Hiland Holdings, GP, LP are nearly identical, except for the first two columns regarding Mr. Maples. Please revise or explain the difference.

RESPONSE:

The Companies advise that the first two columns of the “Outstanding Equity Awards at Fiscal Year-End” for Mr. Maples in the Holdings 2007 Form 10-K are incorrect and should match the disclosure contained in Hiland Partners 2007 Form 10-K. The last one-third of Mr. Maples’ 20,000 unit options awarded on February 10, 2005 vested on February 10, 2008, but at year-end 2007 such unit options remained unvested. The Companies propose to correct this and prospectively comply with the Staff’s comment in each of their Forms 10-K for the year ended December 31, 2008.
Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Unit Holder Matters, page 107.
20.	We note that you list Mr. Hamm as the beneficial owner of 1,301,471 common units and 4,080,000 subordinated units of Hiland Partners, LP through his indirect ownership of Hiland Holdings GP, LP. Please revise the “Beneficial Ownership of Hiland Partners’ LP” table to indicate the ownership interest of Hiland Holdings, GP, LP in Hiland Partners, LP and Mr. Hamm’s indirect interest. Please provide appropriate disclosure through a footnote or otherwise as to their respective ownership interests to avoid confusion and so that the same shares will not be counted more than once. Refer to Instructions to Item 403 of Regulation S-K.

RESPONSE:

The Companies have provided with this letter, as Exhibit H, revised and expanded disclosure of that contained in their 2007 Forms 10-K in order to provide the Staff with an example of how the Companies propose to prospectively comply with the Staff’s comment in each of their Forms 10-K for the year ended December 31, 2008.

21.	We note that the executive officers of Hiland Holdings, GP, LP are absent from the “Beneficial Ownership of Hiland Holdings, GP, LP” table. Please indicate the ownership interests of the named executive officers of Hiland Holdings, GP, LP. Please refer to Item 403(b) of Regulation S-K.

RESPONSE:

Holdings advises that the named executive officers absent from the “Beneficial Ownership of Hiland Holdings, GP, LP” table were not included in the table due to such named executive officers not owning any ownership interests in Holdings. The

Securities and Exchange Commission
October 10, 2008

Companies will prospectively comply with the Staff’s comment in future filings by including all the named executive officers in the beneficial ownership table.
Item 13. Certain Relationships and Related Transactions, page 109
22.	Please clearly state the relationship of Mr. Harold Hamm to Continental Resources, Inc. (“CLR”), including any position he holds with CLR and his ownership interest in CLR. Please refer to Item 404(a)(2) of Regulation S-K.

RESPONSE:

The Companies have provided with this letter, as Exhibit I, revised and expanded disclosure of that contained in their 2007 Forms 10-K in order to provide the Staff with an example of how the Companies propose to prospectively comply with the Staff’s comment in each of their Forms 10-K for the year ended December 31, 2008.
Item 15. Exhibits
Exhibit 4 Instruments Defining Rights of Security Holders
23.	We note that you discuss certain rights of the holders of your common units, such as their right to receive distributions before certain subordinated units, limited voting rights etc. However, you did not file as an exhibit any instrument that defines the rights of security holders. Please file any instrument that defines the rights of security holders, or incorporate the documents by reference. Refer to Item 601(b)(4) of Regulation S-K.

RESPONSE:

Hiland Partners advises the Staff that the rights of the holders of its common units are defined in its First Amended and Restated Limited Partnership Agreement, which is included as Exhibit 3.2 to its 2007 Form 10-K.

Holdings advises the Staff that the rights of the holders of its common units are defined in its Amended and Restated Agreement of Limited Partnership, which is included as Exhibit 3.2 to its 2007 Form 10-K.
Exhibits 31.1 and 31.2
24.	We note that in paragraphs 2, 3, 4 of your certifications that you replace the word “report” with “annual report” or “quarterly report” depending on if the certification is filed as an exhibit for a 10-K or 10-Q. We also note that you use the title of the certifying individual in the first paragraph of each certification. Further, you have deleted the semicolon and the word “and” at the end of paragraph 4(d) on the certifications you filed with your 10-Ks. In future filings, please omit the word annual or quarterly in paragraphs, 2, 3, 4, and/or 5, and do not include the title of the certifying individual in the first paragraph. Please confirm that you did not intend the inclusion of the title of

Securities and Exchange Commission
October 10, 2008

your chief executive officer and chief financial officer at the beginning of the certification to be a limitation as to the capacity in which such individuals were providing their certifications. In all future filings, your certification should appear exactly as set forth in Item 601 (b)(31) of Regulation S-K.

RESPONSE:

The Companies hereby undertake to provide certifications that reflect the exact language required by Item 601(b)(31) of Regulation S-K in all future filings requiring such certifications. The Companies further advise that the inclusion of the titles of their chief executive officers and chief financial officers at the beginning of the certifications was not intended to limit the capacity in which such individuals were providing their certifications.
Signatures, page 101
25.	We note that the controller, or principal accounting officer or someone with comparable responsibility has not signed your 10-Ks. Please revise. If the chief financial officer is signing as both the principal financial and the principal accounting officer, please indicate that they are signing in this capacity. Please refer to Form 10-K.

RESPONSE:

The Companies advise that their respective chief financial officers have signed their respective 2007 Form 10-K as both the principal financial and the principal accounting officer. The Companies hereby undertake to indicate in all future filings under the Securities Exchange Act of 1934, as amended, that their chief financial officer is signing as both the principal financial and the principal accounting officer.
Financial Statements
Note 1: Description of Business and Summary of Significant Accounting Policies, page F-10
Intangible Assets, page F-13
26.	Please advise us of the contract terms, including renewal period and other factors considered in determining the estimated lives of 10 years for your gas sales and compression contracts. Also, advise us how you determine the estimated lives of 10 years for customer relationships.

RESPONSE:

The Companies advise the staff that estimated lives of intangible assets related to assets acquired on three separate dates.

Securities and Exchange Commission
October 10, 2008

The intangible assets acquired from Hiland Partners, LLC at our February 2005 initial public offering represented gas sales contracts and compression contracts. The acquired assets included a gathering and processing system and natural gas compression equipment. Approximately 55% of the inlet MCF at the gathering and processing system related to a life-of-lease gas sales contract with one producer and 35% related to a gas sales contract with another producer with acreage dedication through 2011. Hiland Partners concluded that the gas sales contracts acquired from Hiland Partners, LLC would generate cash flows for 10 or more years. The compression services contract acquired related to an enhanced oil recovery operation expected to be in service and generate cash flows for 10 or more years.

The intangible assets acquired from Hiland Partners, LLC on September 1, 2005 represented gas sales contracts. The acquired assets included the Bakken gathering system. Two of the three producers, representing approximately 84% of total inlet MCF, at the gathering system were under ten year non-cancelable gas sales contracts at the time of the acquisition. The other producer was contracted for the economic life of the lease and represented approximately 16% of total inlet MCF. Hiland Partners concluded that the gas sales contracts from Hiland Partners, LLC would generate cash flows for 10 or more years.

The intangible assets acquired from Enogex Gas Gathering, L.L.C. on May 1, 2006 represented customer relationships. The acquired assets included five separate natural gas gathering systems and compression equipment referred to as the Kinta Area gathering systems. The producers of natural gas from the area of operation had no alternative means of moving the gas at more favorable pricing arrangements than what was in place with the Kinta Area gathering systems. Hiland Partners concluded that the customer relationships acquired from Enogex Gas Gathering, L.L.C. would generate cash flows for 10 or more years.

The Companies review intangible assets for impairment whenever events or circumstances indicate that the carrying amounts may not be recoverable. If such a review should indicate that the carrying amount of intangible assets is not recoverable, the Companies reduce the carrying amount of such assets to fair value based on the discounted probable cash flows of the intangible assets.
Note 7: Long-Term Debt, page F-33
27.	We note dividends you receive from Hiland Partners are subject to certain restrictions. Please explain to us in detail how you determined Hiland Holdings is not required to provide Schedule I. Refer to Rules 4-08(e) and 5-04 of Regulation S-X.

RESPONSE:

Holdings hereby undertakes that in its future SEC filings, commencing with the filing of its Form 10-Q for the quarterly period ended September 30, 2008, it will provide

Securities and Exchange Commission
October 10, 2008

condensed financial information of Holdings pursuant to Rule 4-08(e), 5-04 and 12-04 of Regulation S-X.
Hiland Holdings. GP. LP and Hiland Partners. LP. 10-Q for Fiscal Quarter Ending March 31, 2008
28.	You indicated that on February 6, 2008, Hiland Partners, LP entered into their fourth amendment to their credit facility dated as of February 15, 2005. Please file this amendment as an exhibit to your filing. Refer to Instruction two of Item 602(b)(10) of Regulation S-K.

RESPONSE:

The Companies advise the Staff that the fourth amendment to the Hiland Partners credit facility was filed as Exhibit 10.1 to the Hiland Partners’ Current Report on Form 8-K that was filed on February 12, 2008. This amendment was also incorporated by reference into the Hiland Partners 2007 Form 10-K (as Exhibit 10.22) and the Holdings 2007 Form 10-K (as Exhibit 10.27) and the Companies will incorporate this amendment by reference in their Forms 10-Q for the quarterly period ended September 30, 2008.

Securities and Exchange Commission
October 10, 2008

Closing Comments
          In connection with these responses, the each of the Companies acknowledges that:
•	such Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	such Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you have any questions or wish to discuss, please do not hesitate to contact me (580-249-4765), or our legal counsel, Douglas E. McWilliams (713-758-3613) of Vinson & Elkins L.L.P.

Sincerely,

/s/ Matthew Harrison Matthew Harrison
Chief Financial Officer of Hiland Partners GP Holdings, LLC and Hiland Partners GP, LLC

cc:	Douglas E. McWilliams, Vinson & Elkins L.L.P. Kevin Schroeder, Grant Thornton LLP Michael L. Greenwood, Audit Committee Chairman

EXHIBIT A
Hiland Partners:
          Counterparties pursuant to the terms of their contractual obligations expose us to potential losses as a result of nonperformance. OGE Energy Resources, Inc., SemStream, L.P., ConocoPhillips, Inc. and Montana-Dakota Utilities Co. were our largest customers for the year ended December 31, 2007, accounting for approximately 19%, 19%, 12% and 11%, respectively, of revenues. Consequently, changes within one or more of these companies’ operations have the potential to impact, both positively and negatively, our credit exposure and make us subject to risks of loss resulting from nonpayment or nonperformance by these or any of our other customers. Any material nonpayment or nonperformance by our key customers could materially and adversely affect our business, financial condition or results of operations and reduce our ability to make distributions to our unitholders. Furthermore, some of our customers may be highly leveraged and subject to their own operating and regulatory risks, which increases the risk that they may default on their obligations to us. Our counterparty for all of our derivative instruments as of December 31, 2007 is BP Energy Company.
Holdings:
          Counterparties pursuant to the terms of their contractual obligations expose us to potential losses as a result of nonperformance. OGE Energy Resources, Inc., SemStream, L.P., ConocoPhillips, Inc. and Montana-Dakota Utilities Co. were Hiland Partners’ largest customers for the year ended December 31, 2007, accounting for approximately 19%, 19%, 12% and 11%, respectively, of revenues. Consequently, changes within one or more of these companies’ operations have the potential to impact, both positively and negatively, our credit exposure and make us subject to risks of loss resulting from nonpayment or nonperformance by these or any of Hiland Partners’ other customers. Any material nonpayment or nonperformance by its key customers could materially and adversely affect our business, financial condition or results of operations and reduce Hiland Partners’ ability to make distributions to its unitholders. Furthermore, some of Hiland Partners’ customers may be highly leveraged and subject to their own operating and regulatory risks, which increases the risk that they may default on their obligations to Hiland Partners. Our counterparty for all of our derivative instruments as of December 31, 2007 is BP Energy Company.

EXHIBIT B-1
Risks Related to Our Business
We may not have sufficient cash after the establishment of cash reserves and payment of our general partner’s fees and expenses to enable us to pay distributions at the current level.
          We may not have sufficient available cash each quarter to pay distributions at the current level. Under the terms of our partnership agreement, we must pay our general partner’s fees and expenses and set aside any cash reserve amounts before making a distribution to our unitholders. The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on, among other things:
•	the amount of natural gas gathered on our pipelines;

•	the throughput volumes at our processing, treating and fractionation plants;

•	the price of natural gas;

•	the relationship between natural gas and NGL prices;

•	the level of our operating costs;

•	the weather in our operating areas;

•	the level of competition from other midstream energy companies; and

•	the fees we charge and the margins we realize for our services.
     In addition, the actual amount of cash we will have available for distribution will depend on other factors, some of which are beyond our control, including:
•	the level of capital expenditures we make;

•	the cost of acquisitions, if any;

•	our debt service requirements;

•	fluctuations in our working capital needs;

•	restrictions on distributions contained in our credit facility;

•	restrictions on our ability to make working capital borrowings under our credit facility to pay distributions;

•	prevailing economic conditions; and

•	the amount, if any, of cash reserves established by our general partner’s board of directors in its sole discretion for the proper conduct of our business.
~~A decrease in our cash flow will reduce the amount of cash we have available for distribution to our unitholders or to service our debt.~~
          ~~You should be aware that the amount of cash we have available for distribution or to service our debt depends primarily upon our cash flow, including cash flow from financial reserves and working capital borrowings, and not solely on profitability, which will be affected by non-cash items. As a result, we may have cash available for distributions or debt service~~

~~during periods when we record losses and may not have cash available for distributions or debt service during periods when we record net income.~~
A significant decrease in natural gas production in our areas of operation would reduce our ability to make distributions to our unitholders or to service our debt.
          Our gathering systems are connected to natural gas reserves and wells, from which the production will naturally decline over time, which means that our cash flows associated with these wells will also decline over time. To maintain or increase throughput levels on our gathering systems and the utilization rate at our processing plants and our treating and fractionation facilities, we must continually obtain new natural gas supplies. Our ability to obtain additional sources of natural gas depends in part on the level of successful drilling activity near our gathering systems.
          Fluctuations in energy prices can greatly affect production rates and investments by third parties in the development of new oil and natural gas reserves. Drilling activity generally decreases as oil and natural gas prices decrease. Natural gas prices have been high in recent years compared to historical periods. We have no control over the level of drilling activity in the areas of our operations, the amount of reserves associated with the wells or the rate at which production from a well will decline. In addition, we have no control over producers or their production decisions, which are affected by, among other things, prevailing and projected energy prices, demand for hydrocarbons, the level of reserves, geological considerations, governmental regulations and the availability and cost of capital.
          Because we often obtain as new sources of supply associated gas that is produced in connection with oil drilling operations, declines in oil prices, even without a commensurate decline in prices for natural gas, can adversely affect our ability to obtain new gas supplies.
If we fail to obtain new sources of natural gas supply, our revenues and cash flow may be adversely affected and our ability to make distributions to our unitholders or service our debt.
          We may not be able to obtain additional contracts for natural gas supplies. We face competition in acquiring new natural gas supplies. Competition for natural gas supplies is primarily based on the location of pipeline facilities, pricing arrangements, reputation, efficiency, flexibility and reliability. Our major competitors for natural gas supplies and markets include (1) Atlas Pipeline Partners, Mustang Fuel Corporation and Duke Energy Field Services, LLC at our Eagle Chief gathering system, (2) Enogex, Inc. at our Matli gathering system, (3) Bear Paw Energy, a subsidiary of ONEOK Partners, L.P., at our Badlands and Bakken gathering systems, (4) CenterPoint Energy Field Services at the Kinta Area gathering system and (5) MarkWest Energy Partners and Enogex, Inc. at the Woodford Shale gathering system. Many of our competitors have greater financial resources than we do, which may better enable them to pursue additional gathering and processing opportunities than us.
We depend on certain key producers for a significant portion of our supply of natural gas, and the loss of any of these key producers could reduce our supply of natural gas and adversely affect our financial results.

          For the year ended December 31, 2007, CLR, Chesapeake Energy Corporation and Enerplus Resources (USA) Corporation supplied us with approximately 37%, 21% and 12%, respectively, of our total natural gas volumes purchased. BP America Production Company and Chesapeake Energy Corporation supplied us with approximately 48% and 14%, respectively, of our natural gas volumes gathered. Each of our natural gas gathering systems is dependent on one or more of these producers. To the extent that these producers reduce the volumes of natural gas that they supply us as a result of competition or otherwise, we would be adversely affected unless we were able to acquire comparable supplies of natural gas on comparable terms from other producers, which may not be possible in areas where the producer that reduces its volumes is the primary producer in the area.
Our ability to grow depends in part on our ability to make acquisitions that result in an increase in the cash generated from operations per unit. If we do not make acquisitions on economically acceptable terms, our future growth may be limited.
          Our ability to grow depends in part on our ability to make acquisitions that result in an increase in the cash generated from operations per unit. If we are unable to make these accretive acquisitions because we are: (1) unable to identify attractive acquisition candidates or negotiate acceptable purchase contracts with them, (2) unable to obtain financing for these acquisitions on economically acceptable terms, or (3) outbid by competitors, then our future growth and ability to increase distributions may be limited. Furthermore, even if we do make acquisitions that we believe will be accretive, these acquisitions may nevertheless result in a decrease in the cash generated from operations per unit.
          Any acquisition involves potential risks, including, among other things:
•	mistaken assumptions about revenues and costs, including synergies;

•	an inability to integrate successfully the businesses we acquire;

•	the assumption of unknown liabilities;

•	limitations on rights to indemnity from the seller;

•	the diversion of management’s attention from other business concerns;

•	unforeseen difficulties operating in new product areas or new geographic areas; and

•	customer or key employee losses at the acquired businesses.
          If we consummate any future acquisitions, our capitalization and results of operations may change significantly, and you will not have the opportunity to evaluate the economic, financial and other relevant information that we will consider in determining the application of these funds and other resources.
          Our acquisition approach is based, in part, on our expectation of ongoing divestitures of midstream assets by large industry participants. A material decrease in such divestitures would limit our opportunities for future acquisitions and could adversely affect our operations and cash flows available for distribution to our unitholders.

Our ability to engage in construction projects and to make acquisitions will require access to a substantial amount of capital. Our inability to obtain adequate sources of financing on economically acceptable terms may limit our growth opportunities, which could have a negative impact on our cash available to pay distributions.
          Our ability to engage in construction projects or to make acquisitions is dependent on obtaining adequate sources of outside financing, including commercial borrowings and other debt and common unit issuances. While the initial funding of our acquisitions may consist of debt financing, our financial strategy is to finance acquisitions approximately equally with equity and debt, and we would expect to repay such debt with proceeds of equity issuances to achieve this relatively balanced financing ratio. If we are unable to finance our growth through external sources or are unable to achieve our targeted debt/equity ratios, or if the cost of such financing is higher than expected, we may be required to forgo certain construction projects or acquisition opportunities or such construction projects or acquisition opportunities may not result in expected increases in distributable cash flow. Accordingly, our inability to obtain adequate sources of financing on economically acceptable terms may limit our growth opportunities, which could have a negative impact on our cash available to pay distributions.
We generally do not obtain independent evaluations of natural gas reserves dedicated to our gathering systems; therefore, volumes of natural gas gathered on our gathering systems in the future could be less than we anticipate. A decline in the volumes of natural gas gathered on our gathering systems would have an adverse effect on our results of operations and financial condition.
          We generally do not obtain independent evaluations of natural gas reserves connected to our gathering systems due to the unwillingness of producers to provide reserve information as well as the cost of such evaluations. Accordingly, we do not have estimates of total reserves dedicated to our systems or the anticipated life of such reserves. If the total reserves or estimated life of the reserves connected to our gathering systems is less than we anticipate and we are unable to secure additional sources of natural gas, then the volumes of natural gas gathered on our gathering systems in the future could be less than we anticipate. A decline in the volumes of natural gas gathered on our gathering systems would have an adverse effect on our results of operations and financial condition.
We are exposed to the credit risks of our key customers, and any material nonpayment or nonperformance by our key customers could reduce our ability to make distributions to our unitholders or to service our debt.
          We are subject to risks of loss resulting from nonpayment or nonperformance by our customers. Any material nonpayment or nonperformance by our key customers could reduce our ability to make distributions to our unitholders. Furthermore, some of our customers may be highly leveraged and subject to their own operating and regulatory risks, which increases the risk that they may default on their obligations to us.
Our cash flow is affected by the volatility of natural gas and NGL product prices, which could adversely affect our ability to make distributions to unitholders or to service our debt.

          We are subject to significant risks due to frequent and often substantial fluctuations in commodity prices. In the past, the prices of natural gas and NGLs have been extremely volatile, and we expect this volatility to continue. The markets and prices for natural gas and NGLs depend upon factors beyond our control. These factors include demand for oil, natural gas and NGLs, which fluctuate with changes in market and economic conditions and other factors, including:
•	the impact of weather on the demand for oil and natural gas;

•	the level of domestic oil and natural gas production;

•	the availability of imported oil and natural gas;

•	actions taken by foreign oil and gas producing nations;

•	the availability of local, intrastate and interstate transportation systems;

•	the availability and marketing of competitive fuels;

•	the impact of energy conservation efforts; and

•	the extent of governmental regulation and taxation.
     We operate under two types of contractual arrangements under which our total segment margin is exposed to increases and decreases in the price of natural gas and NGLs: percentage-of-proceeds and percentage-of-index arrangements. Under percentage-of-proceeds arrangements, we generally purchase natural gas from producers for an agreed percentage of proceeds or upon an index related price, and then sell the resulting residue gas and NGLs or NGL products at index related prices. Under percentage-of-index arrangements, we purchase natural gas from producers at a fixed percentage of the index price for the natural gas they produce and subsequently sell the residue gas and NGLs or NGL products at market prices. Under both of these types of contracts our revenues and total segment margin increase or decrease, whichever is applicable, as the price of natural gas and NGLs fluctuates.
We may not successfully balance our purchases of natural gas and our sales of residue gas and NGLs, which increases our exposure to commodity price risks.
          We may not be successful in balancing our purchases and sales. In addition, a producer could fail to deliver promised volumes or deliver in excess of contracted volumes, or a purchaser could purchase less than contracted volumes. Any of these actions could cause our purchases and sales not to be balanced. If our purchases and sales are not balanced, we will face increased exposure to commodity price risks and could have increased volatility in our operating income.
Our construction of new assets or the expansion of existing assets may not result in revenue increases and is subject to regulatory, environmental, political, legal and economic risks, which could adversely affect our results of operations and financial condition.
          One of the ways we may grow our business is through the construction of new midstream assets or the expansion of existing systems. The construction of additions or modifications to our existing systems, and the construction of new midstream assets involve numerous regulatory, environmental, political and legal uncertainties beyond our control and require the expenditure of significant amounts of capital. If we undertake these projects, they may not be completed on schedule at the budgeted cost, or at all. Moreover, our revenues may not increase immediately upon the expenditure of funds on a particular project. For instance, if we expand a new pipeline, the construction may occur over an extended period of time, and we will not receive any material increases in revenues until the project is completed. Moreover, we may construct facilities to capture anticipated future growth in production in a region in which such growth does not materialize. Since we are not engaged in the exploration for and development of oil and natural gas reserves, we often do not have access to estimates of potential reserves in an area prior to constructing facilities in such area. To the extent we rely on estimates of future production in our decision to construct additions to our systems, such estimates may prove to be inaccurate because there are numerous uncertainties inherent in estimating quantities of future production. As a result, new facilities may not be able to attract enough throughput to achieve our expected investment return, which could adversely affect our results of operations and financial condition.
A change in the characterization of some of our assets by federal, state or local regulatory agencies or a change in policy by those agencies may result in increased regulation of our assets, which may cause our revenues to decline and operating expenses to increase.
          Our gathering facilities are exempt from FERC regulation under the NGA, but FERC jurisdiction still affects our business and the market for our products. FERC’s policies and practices across the range of its natural gas regulatory activities, including, for example, its policies on open access transportation, ratemaking, capacity release, and market center promotion, indirectly affect intrastate markets. In recent years, FERC has pursued pro-competitive policies in its regulation of interstate natural gas pipelines. However, we cannot assure you that FERC will continue this approach as it considers matters such as pipeline rates and rules and policies that may affect rights of access to natural gas transportation capacity. In addition, the distinction between FERC-regulated transmission service and federally unregulated gathering services is the subject of regular litigation, so, in such a circumstance, the classification and regulation of some of our gathering facilities may be subject to change based on future determinations by the FERC and the courts.
          Other state and local regulations also affect our business. Our gathering lines are subject to ratable take and common purchaser statutes in states in which we operate. Ratable take statutes generally require gatherers to take, without undue discrimination, natural gas production that may be tendered to the gatherer for handling. Similarly, common purchaser statutes generally require gatherers to purchase without undue discrimination as to source of supply or producer. These statutes restrict our right as an owner of gathering facilities to decide with whom we contract to purchase or transport natural gas. Federal law leaves any economic regulation of natural gas gathering to the states. States in which we operate have adopted complaint based regulation of natural gas gathering activities, which allows natural gas producers and shippers to file complaints with state regulators in an effort to resolve grievances relating to natural gas gathering access and rate discrimination. While our proprietary gathering lines currently are subject to limited state regulation, there is a risk that state laws will be changed, which may give producers a stronger basis to challenge proprietary status of a line, or the rates, terms and conditions of a gathering line providing transportation service.

We may incur significant costs and liabilities in the future resulting from a failure to comply with new or existing environmental regulations or an accidental release of hazardous substances into the environment. These costs could have an adverse effect on our ability to make distributions to unitholders.
          Our operations are subject to stringent and complex federal, state and local environmental laws and regulations governing the discharge of substances into the environment and environmental protection. These laws and regulations require us to acquire permits to conduct regulated activities, to incur capital expenditures to limit or prevent releases of substances from our facilities, and to respond to liabilities for pollution resulting from our operations. Governmental authorities enforce compliance with these laws and regulations and the permits issued under them, oftentimes requiring difficult and costly actions. Failure to comply with these laws and regulations or newly adopted laws or regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary penalties, the imposition of remedial requirements, and the issuance of orders enjoining future operations. Certain environmental statutes impose strict, joint and several liability for costs required to clean up and restore sites where hazardous substances have been disposed or otherwise released. Moreover, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the release of hazardous substances into the environment.
          There is inherent risk of incurring significant environmental costs and liabilities in our business due to our handling of natural gas, NGLs and wastes, the release of water discharges or air emissions related to our operations, and historical industry operations and waste disposal practices conducted by us or predecessors operators. For example, an accidental release from one of our pipelines or processing facilities could subject us to substantial liabilities arising from environmental cleanup and restoration costs, claims made by neighboring landowners and other third parties for personal injury and property damage, and fines or penalties for related violations of environmental laws or regulations. Moreover, the possibility exists that stricter laws, regulations or enforcement policies could significantly increase our compliance costs and the cost of any remediation that may become necessary. We may not be able to recover some or any of these costs from insurance.
If we are unable to obtain new rights-of-way or the cost of renewing existing rights-of-way increases, then we may be unable to fully execute our growth strategy and our cash flows could be adversely affected.
          The construction of additions to our existing gathering assets may require us to obtain new rights-of-way prior to constructing new pipelines. We may be unable to obtain such rights-of-way to connect new natural gas supplies to our existing gathering lines or capitalize on other attractive expansion opportunities. Additionally, it may become more expensive for us to obtain new rights-of-way or to renew existing rights-of-way. If the cost of obtaining new rights-of-way or renewing existing rights-of-way increases, our cash flows could be adversely affected.

If we fail to renew any of our significant contracts as they expire under the terms of the particular agreement, our revenues and cash flow may be adversely affected and our ability to make distributions to our unitholders or service our debt may be reduced.
          If we fail to renew any of our significant natural gas sales contracts, NGL sales arrangements, hedging contracts, natural gas purchase and gathering contracts or our compression services agreement as they expire under the terms of the particular agreement, we would be adversely affected unless we were able to replace such contract with a contract containing similar terms. For example, our compression services agreement with CLR has an initial term ending January 28, 2009 and will thereafter automatically renew for additional one-month terms unless terminated by either party by giving notice at least 15 days prior to the end of the then current term. If CLR elects to terminate the agreement and we fail to renew the agreement with CLR, we would be adversely affected unless we were able to provide air and water compression services to other parties in the area where our air and compression facilities are located.
Our business involves many hazards and operational risks, some of which may not be fully covered by insurance. If a significant accident or event occurs that is not fully insured, our operations and financial results could be adversely affected.
          Our operations are subject to the many hazards inherent in the gathering, treating, processing and fractionation of natural gas and NGLs, including:
•	damage to pipelines, related equipment and surrounding properties caused by tornadoes, floods, fires and other natural disasters and acts of terrorism;

•	inadvertent damage from construction and farm equipment;

•	leaks of natural gas, NGLs and other hydrocarbons or losses of natural gas or NGLs as a result of the malfunction of measurement equipment or facilities at receipt or delivery points;

•	fires and explosions; and

•	other hazards, including those associated with high-sulfur content, or sour gas, that could also result in personal injury and loss of life, pollution and suspension of operations.
     These risks could result in substantial losses due to personal injury and/or loss of life, severe damage to and destruction of property and equipment and pollution or other environmental damage and may result in curtailment or suspension of our related operations. A natural disaster or other hazard affecting the areas in which we operate could have a material adverse effect on our operations. We are not fully insured against all risks incident to our business. In accordance with typical industry practice, we do not have any property insurance on any of our underground pipeline systems that would cover damage to the pipelines. We are not insured against all environmental accidents that might occur, other than those considered to be sudden and accidental. In addition, we do not have business interruption insurance. If a significant accident or event occurs that is not fully insured, it could adversely affect our operations and financial condition.

Restrictions in our credit facility limit our ability to make distributions to you and may limit our ability to capitalize on acquisitions and other business opportunities.
          Our credit facility contains various covenants limiting our ability to incur indebtedness, grant liens, engage in transactions with affiliates, make distributions to our unitholders and capitalize on acquisition or other business opportunities. It also contains covenants requiring us to maintain certain financial ratios and tests. We are prohibited from making any distribution to unitholders if such distribution would cause a default or an event of default under our credit facility. Any subsequent refinancing of our current indebtedness or any new indebtedness could have similar or greater restrictions. At December 31, 2007, our outstanding long-term indebtedness was approximately $221.1 million under our senior secured revolving credit facility. Payments of principal and interest on the indebtedness will reduce the cash available for distribution on our units.
Due to our lack of asset diversification, adverse developments in our midstream operations would reduce our ability to make distributions to our unitholders or to service our debt.
          We rely exclusively on the revenues generated from our gathering, dehydration, treating, processing, fractionation and compression services businesses, and as a result, our financial condition depends upon prices of, and continued demand for, natural gas and NGLs. Due to our lack of diversification in asset type, an adverse development in one of these businesses would have a significantly greater impact on our financial condition and results of operations than if we maintained more diverse assets.
~~Increases in interest rates could adversely impact our unit price and our ability to issue additional equity to make acquisitions, reduce debt or finance internal growth projects.~~
          ~~If the overall economy strengthens, it is possible that monetary policy will tighten further, resulting in higher interest rates to counter possible inflation. Interest rates on future credit facilities and debt offerings could be higher than current levels, causing our financing costs to increase accordingly. As with other yield-oriented securities, our unit price is impacted by the level of our cash distributions and implied distribution yield. The distribution yield is often used by investors to compare and rank related yield-oriented securities for investment decision making purposes. Therefore, changes in interest rates, either positive or negative, may affect the yield requirements of investors who invest in our units, and a rising interest rate environment could have an adverse impact on our unit price and our ability to issue additional equity to make acquisitions, reduce debt or finance internal growth projects.~~
Our hedging activities may not be as effective as we intend in reducing the volatility of our cash flows, and in certain circumstances may actually increase the volatility of our cash flows. ~~Our hedging activities may have a material adverse effect on our earnings, profitability, cash flows and financial condition.~~
          We utilize derivative financial instruments related to the future price of natural gas and to the future price of NGLs with the intent of reducing volatility in our cash flows due to fluctuations in commodity prices. While our hedging activities are designed to reduce commodity price risk, we remain exposed to fluctuations in commodity prices to some extent.
          The extent of our commodity price exposure is related largely to the effectiveness and scope of our hedging activities. For example, the derivative instruments we utilize are based on posted market prices, which may differ significantly from the actual natural gas prices or NGLs prices that we realize in our operations. Furthermore, our hedges relate to only a portion of the volume of our expected sales and, as a result, we will continue to have direct commodity price exposure to the unhedged portion. Our actual future sales may be significantly higher or lower than we estimate at the time we enter into derivative transactions for such period. If the actual amount is higher than we estimate, we will have greater commodity price exposure than we intended. If the actual amount is lower than the amount that is subject to our derivative financial instruments, we might be forced to satisfy all or a portion of our derivative transactions without the benefit of the cash flow from our sale or purchase of the underlying physical commodity, resulting in a substantial diminution of our liquidity.
          As a result of these factors, our hedging activities may not be as effective as we intend in reducing the volatility of our cash flows, and in certain circumstances may actually increase the volatility of our cash flows. In addition, our hedging activities are subject to the risks that a counterparty may not perform its obligation under the applicable derivative instrument, the terms of the derivative instruments are imperfect, and our hedging procedures may not be properly followed. We cannot assure you that the steps we take to monitor our derivative financial instruments will detect and prevent violations of our risk management policies and procedures, particularly if deception or other intentional misconduct is involved.
~~Terrorist attacks, and the threat of terrorist attacks, have resulted in increased costs to our business. Continued hostilities in the Middle East or other sustained military campaigns may adversely impact our results of operations.~~
          ~~The long-term impact of terrorist attacks, such as the attacks that occurred on September 11, 2001, and the threat of future terrorist attacks, on the energy transportation industry in general, and on us in particular, is not known at this time. Increased security measures taken by us as a precaution against possible terrorist attacks have resulted in increased costs to our business. Uncertainty surrounding continued hostilities in the Middle East or other sustained military campaigns may affect our operations in unpredictable ways, including disruptions of crude oil supplies and markets for refined products, and the possibility that infrastructure facilities could be direct targets of, or indirect casualties of, an act of terror.~~
           ~~Changes in the insurance markets attributable to terrorist attacks may make certain types of insurance more difficult for us to obtain. Moreover, the insurance that may be available to us may be significantly more expensive than our existing insurance coverage. Instability in the financial markets as a result of terrorism or war could also affect our ability to raise capital.~~

EXHIBIT B-2
Risks Inherent in an Investment in Us
Our only cash-generating assets are our 2% general partner interest, all of the incentive distribution rights and a 57.0% limited partner interest in Hiland Partners. Our cash flow and our ability to make distributions are therefore completely dependent upon the ability of Hiland Partners to make cash distributions to its partners, including us.
          The amount of cash that Hiland Partners can distribute to its partners each quarter, including us, principally depends upon the amount of cash it generates from its operations, which will fluctuate from quarter to quarter based on, among other things:
•	the amount of natural gas gathered on Hiland Partners’ pipelines;

•	the throughput volumes at Hiland Partners’ processing, treating and fractionation plants;

•	the price of natural gas;

•	the relationship between natural gas and NGL prices;

•	the level of Hiland Partners’ operating costs;

•	the weather in Hiland Partners’ operating areas;

•	the level of competition from other midstream energy companies;

•	the fees Hiland Partners charges and the margins Hiland Partners realizes for its services; and

•	our continued success in our operation and management of Hiland Partners through our ownership of its general partner.
     In addition, the actual amount of cash Hiland Partners will have available for distribution will depend on other factors, some of which are beyond its control, including:
•	the level of capital expenditures it makes;

•	the availability, if any, and cost of acquisitions;

•	debt service requirements;

•	fluctuations in working capital needs;

•	Hiland Partners’ ability to make working capital borrowings under its revolving credit agreement to make distributions;

•	prevailing economic conditions; and

•	the amount, if any, of cash reserves established by Hiland Partners’ general partner for the proper conduct of Hiland Partners’ business.
          Because of these factors, Hiland Partners may not have sufficient available cash each quarter to pay distributions at the current level, or any other amount. You should also be aware that the amount of cash that Hiland Partners has available for distribution depends primarily upon its cash flow, including cash flow from financial reserves and working capital borrowings, and is not solely a function of profitability, which will be affected by non-cash items. As a result, Hiland Partners may be able to make cash distributions during periods when Hiland Partners records losses and may not be able to make cash distributions during periods when Hiland Partners records net income, which could adversely effect our ability to pay distributions on our common units.
If we are presented with certain business opportunities, Hiland Partners will have the first right to pursue such opportunities. As a result, any expansion of our operations beyond our current ownership interests in Hiland Partners will require us to engage in activities falling outside the purview of the non-competition agreement and in which we may have little or no operational experience.
          We are party to a non-competition agreement with Hiland Partners and its general partner pursuant to which we and our general partner will not engage in (subject to certain exceptions), whether by acquisition, construction, investment in debt or equity interests of any person or otherwise, the business of gathering, treating, processing and transportation of natural gas in North America, the transportation and fractionation of NGLs in North America and constructing, buying or selling any assets related to the foregoing businesses other than through our interests in Hiland Partners. These non-competition obligations will not terminate unless we no longer control Hiland Partners. If an acquisition opportunity in respect of any of the above businesses is presented to us, then we must notify Hiland Partners of such opportunity and Hiland Partners will have the first right to acquire such assets. If we desire to construct assets related to the foregoing businesses, we must first offer to sell those assets to Hiland Partners at our actual construction costs. As a result, any expansion of our operations beyond our current ownership interests in Hiland Partners will require us to engage in activities falling outside the purview of the non-competition agreement and in which we may have little or no operational experience.
~~In the future, we may not have sufficient cash to pay our quarterly distribution or to increase distribution~~
          ~~Because our current exclusive source of operating cash flow consists of cash distributions from Hiland Partners, the amount of distributions we are able to make to our unitholders will fluctuate based on the level of distributions Hiland Partners makes to its partners, including us. We cannot assure you that Hiland Partners will continue to make quarterly distributions at its current level or any other amount, or increase its quarterly distributions in the future. In addition, while we would expect to increase or decrease distributions to our unitholders if Hiland Partners increases or decreases distributions to us, the timing and amount of such changes in distributions, if any, will not necessarily be comparable to the timing and amount of any changes in distributions made by Hiland Partners to us. The reserves established by the board of directors of our general partner for our annual general and administrative expenses of being a public company, our other operating expenses, our debt service requirements, if any, and our future distributions may affect the distributions we make to our unitholders. Prior to making any distributions to our unitholders, we will reimburse our general partner and its affiliates for all direct and indirect expenses incurred by them on our behalf. Our general partner will determine the amount of these reimbursed expenses. The reimbursement of these expenses, in addition to the other factors listed above, could adversely affect the amount of distributions we make to our unitholders. We cannot guarantee that in the future we will be able to pay distributions or that~~

~~any distributions Hiland Partners does pay to us will allow us to pay distributions at or above current levels.~~
A substantial portion of our partnership interests in Hiland Partners are subordinated to Hiland Partners’ common units, which would result in decreased distributions to us if Hiland Partners is unable to meet its minimum quarterly distribution.
          We own, directly or indirectly, 5,381,471 units representing limited partner interests in Hiland Partners, of which approximately 75.8% are subordinated units and 24.2% are common units. During the subordination period, the subordinated units will not receive any distributions in a quarter until Hiland Partners has paid the minimum quarterly distribution of $0.45 per unit, plus any arrearages in the payment of the minimum quarterly distribution from prior quarters, on all of the outstanding Hiland Partners common units. Distributions on the subordinated units are therefore more uncertain than distributions on Hiland Partners’ common units. Furthermore, no distributions may be made on the incentive distribution rights until the minimum quarterly distribution has been paid on all outstanding Hiland Partners units. Therefore, distributions with respect to the incentive distribution rights are even more uncertain than distributions on the subordinated units. Neither the subordinated units nor the incentive distribution rights are entitled to any arrearages from prior quarters. Generally, the subordination period ends, and the subordinated units convert into common units of Hiland Partners, only after March 31, 2010 and only upon the satisfaction of certain financial tests.
Hiland Partners’ general partner, with our consent, may limit or modify the incentive distributions we are entitled to receive in order to facilitate Hiland Partners’ growth strategy. ~~Our general partner’s board of directors can give this consent~~ without ~~a vote~~ the consent of our unitholders. If these distributions were reduced, the total amount of cash distributions we would receive from Hiland Partners, and therefore the amount of cash distributions we could pay to our unitholders, would be reduced.
          We indirectly own the incentive distribution rights in Hiland Partners that entitle us to receive increasing percentages, up to a maximum of 48%, of any cash distributed by Hiland Partners as certain target distribution levels are reached in excess of $0.495 per Hiland Partners unit in any quarter. A substantial portion of the cash flow we receive from Hiland Partners is provided by these incentive distribution rights. The board of directors of Hiland Partners’ general partner may reduce the level of the incentive distribution rights payable to us with our consent, which we may provide without the approval of our unitholders if our general partner determines that such reduction does not adversely affect our limited partners in any material respect. For example, the board of directors of Hiland Partners may elect to limit the incentive distribution we are entitled to receive with respect to a particular acquisition or unit issuance by Hiland Partners. This situation could arise if a potential acquisition might not be accretive to Hiland Partners’ unitholders if a significant portion of that acquisition’s cash flows would be paid as incentive distributions to us. By limiting the level of incentive distributions in connection with a particular acquisition or issuance of Hiland Partners’ units, the cash flows associated with such acquisition could be accretive to Hiland Partners’ unitholders as well as substantially beneficial to us. Prior to approving such a reduction, the board of directors of Hiland Partners’ general partner would be required to consider its fiduciary obligations to Hiland Partners’ common unitholders as well as to us. Our partnership agreement specifically permits our general partner to authorize the general partner of Hiland Partners to limit or modify the incentive distribution rights held by us if our general partner determines that such reduction does not adversely affect our limited partners in any material respect. These reductions may be permanent reductions in the incentive distribution rights or may be reductions with respect to cash flows from the potential acquisition. If these distributions ~~on the incentive distribution rights~~ were reduced ~~for the benefit of the Hiland Partners common units,~~ the total amount of cash distributions we would receive from Hiland Partners, and therefore the amount of cash distributions we could pay to our unitholders, would be reduced.
A reduction in Hiland Partners’ distributions will disproportionately affect the amount of cash distributions to which we are currently entitled.
          Our ownership of the incentive distribution rights in Hiland Partners entitles us to receive our pro rata share of specified percentages of total cash distributions made by Hiland Partners with respect to any particular quarter only in the event that Hiland Partners distributes more than $0.495 per Hiland Partners unit for such quarter. As a result, the holders of Hiland Partners’ common units have a priority over the holders of Hiland Partners’ incentive distribution rights to the extent of cash distributions by Hiland Partners up to and including $0.495 per unit for any quarter. Our incentive distribution rights entitle us to receive increasing percentages, up to 48%, of all cash distributed by Hiland Partners. The distribution of $0.795 per limited partner unit declared by Hiland Partners for the quarter ended December 31, 2007 entitles us to receive 50% (including our current 2% general partner interest) in addition to cash distributed in respect to our 1,301,471 common and 4,080,000 subordinated units, of the incremental cash distribution from Hiland Partners in excess of its target distribution level of $0.675 per limited partner unit. This means, at the current distribution rate, that we are effectively entitled to 18.4% of all of the cash distributed by Hiland Partners in respect of our general partner interest and incentive distribution rights in addition to cash distributed in respect of our 1,301,471 common and 4,080,000 subordinated units. If Hiland Partners decreases the amount of its distribution from $0.795 to $0.675 per common unit per quarter, we would no longer be entitled to receive 50% of any incremental cash distribution that Hiland Partners makes, and the effective percentage of total cash distributed to which we are entitled in respect of our general partner interest and incentive distribution rights in addition to cash distributed in respect of our limited partner interest will decrease to 8.1%. As a result, any such reduction in quarterly cash distributions from Hiland Partners would have the effect of disproportionately reducing the amount of all distributions that we receive from Hiland Partners based on our ownership interest in the incentive distribution rights in Hiland Partners.
Our ability to meet our financial needs may be adversely affected by our cash distribution policy and our lack of operational assets.
          Our partnership agreement requires us to distribute all of our available cash quarterly. Our only cash generating assets are our direct and indirect ownership interests in Hiland Partners, and we currently have no independent operations separate from those of Hiland Partners. Moreover, as discussed above, a reduction in Hiland Partners’ distributions will disproportionately affect the amount of cash distributions we receive. Given that our cash distribution policy is to distribute available cash and not retain it and that our only cash generating assets are direct and indirect ownership interests in Hiland Partners, we may not have enough cash to meet our needs if any of the following events occur:
•	an increase in general and administrative expenses;

•	an increase in principal and interest payments on our outstanding debt; or

•	an increase in cash needs of Hiland Partners or its subsidiaries that reduces Hiland Partners distributions.
     The occurrence of any of these events would reduce our available cash and adversely affect our ability to make cash distributions to our unitholders.
Our rate of growth may be reduced to the extent we purchase additional units from Hiland Partners, which will reduce the percentage of the cash we receive from the incentive distribution rights.
          Our business strategy includes supporting the growth of Hiland Partners through the use of our capital resources, including purchasing Hiland Partners units or lending funds to Hiland Partners to provide funding for the acquisition of a business or an asset or for an internal growth project. To the extent we purchase common or subordinated units or securities not entitled to a current distribution from Hiland Partners, the rate of our distribution growth may be reduced, at least in the short term, as less of our cash distributions will come from our ownership of Hiland Partners incentive distribution rights, whose distributions increase at a faster rate than those of our other securities.
Our unitholders do not elect our general partner or vote on our general partner’s directors, and affiliates of our general partner own a sufficient number of our common units to allow them to block any attempt to remove our general partner. As a result of these provisions, the price at which our common units will trade may be lower because of the absence or reduction of a takeover premium in the trading price.
          Unlike the holders of common stock in a corporation, our unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. Our unitholders did not elect our general partner or the directors of our general partner and will have no right to elect our general partner or the directors of our general partner on an annual or other continuing basis in the future. Furthermore, if our unitholders are dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. Our general partner cannot be removed except upon the vote of the holders of at least 662/3% of the outstanding units voting together as a single class. Affiliates of our general partner own 60.6% of our common units. This ownership level will enable our general partner and its affiliates to prevent our general partner’s involuntary removal. Our unitholders’ voting rights are further restricted by the provision in our partnership agreement stating that any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates, their transferees and persons who acquired such units with the prior approval of the board of directors of the general partner, cannot be voted on any matter. In addition, our partnership agreement contains provisions limiting the ability of our unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the ability of our unitholders to influence the manner or direction of our management. As a result of these provisions, the price at which our common units will trade may be lower because of the absence or reduction of a takeover premium in the trading price.
Restrictions in our credit facility could limit our ability to make distributions to our unitholders, borrow additional funds or capitalize on business opportunities.
          Our credit facility contains various operating and financial restrictions and covenants. Our ability to comply with these restrictions and covenants may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If we are unable to comply with these restrictions and covenants, a significant portion of any future indebtedness under our credit facility may become immediately due and payable, and our lenders’ commitment to make further loans to us under our credit facility may terminate. We might not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, our obligations under our credit facility will be secured by substantially all of our assets, and if we are unable to repay any future indebtedness under our credit facility, the lenders could seek to foreclose on such assets. Our payment of principal and interest on any future indebtedness will reduce our cash available for distribution on our units. Our credit facility will limit our ability to pay distributions to our unitholders if we are not in compliance with our financial covenants, during an event of default or if an event of default would result from the distribution.
          In addition, any future levels of indebtedness may:
•	adversely affect our ability to obtain additional financing for future operations or capital needs;

•	limit our ability to pursue acquisitions and other business opportunities; or

•	make our results of operations more susceptible to adverse economic or operating conditions.
     Various limitations in our credit facility and any future financing agreements may reduce our ability to incur additional indebtedness, to engage in some transactions or to capitalize on business opportunities.
~~If distributions on our common units are not paid with respect to any fiscal quarter, our unitholders will not be entitled to receive such payments in the future.~~
          ~~Our distributions to our unitholders are not cumulative. Consequently, if distributions on our common units are not paid with respect to any fiscal quarter, our unitholders will not be entitled to receive such payments in the future.~~
We may issue an unlimited number of limited partner interests without the consent of our unitholders, which will dilute your ownership interest in us and may increase the risk that we will not have sufficient available cash to maintain or increase our per unit distribution level.

          At any time we may issue an unlimited number of limited partner interests of any type without the approval of our unitholders on terms and conditions established by our general partner. The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:
•	our unitholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each unit may decrease;

•	the relative voting strength of each previously outstanding unit may be diminished;

•	the ratio of taxable income to distributions may increase; and

•	the market price of the common units may decline.
The control of our general partner may be transferred to a third party without unitholder consent. The new owner of our general partner could implement different business strategies, which could have an adverse impact on our growth or future prospects.
          Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of our unitholders. Furthermore, there is no restriction in our partnership agreement on the ability of Harold Hamm or the owners of our general partner to transfer their ownership interests in our general partner to a third party. The new owner of our general partner would then be in a position to replace the board of directors and officers of our general partner and the general partner of Hiland Partners and to control the decisions taken by the board of directors and officers. The new owner of our general partner could implement different business strategies, which could have an adverse impact on our growth or future prospects.
Hiland Partners’ unitholders have the right to remove Hiland Partners’ general partner with the approval of 66 2/3% of all units, which would cause us to lose our general partner interest and incentive distribution rights in Hiland Partners and the ability to manage Hiland Partners.
          We currently manage Hiland Partners through Hiland Partners GP our wholly-owned subsidiary. Hiland Partners’ partnership agreement, however, gives unitholders of Hiland Partners the right to remove the general partner of Hiland Partners upon the affirmative vote of holders of 662/3% of Hiland Partners’ outstanding units. If Hiland Partners GP, LLC were removed as general partner of Hiland Partners, it would receive cash or common units in exchange for its 2% general partner interest and the incentive distribution rights and would lose its ability to manage Hiland Partners. While the common units or cash we would receive are intended under the terms of Hiland Partners’ partnership agreement to fully compensate us in the event such an exchange is required, the value of these common units or investments we make with the cash over time may not be equivalent to the value of the general partner interest and the incentive distribution rights had we retained them.
~~Our ability to sell our partnership interests in Hiland Partners may be limited by securities law restrictions and liquidity constraints.~~

          ~~Substantially all of the 1,301,471 common units and 4,080,000 subordinated units of Hiland Partners that we own are unregistered, restricted securities within the meaning of Rule 144 under the Securities Act of 1933. Unless we exercise our registration rights with respect to these common units (including common units we receive upon conversion of the subordinated units), we are limited to selling into the market in any three-month period an amount of Hiland Partners common units that does not exceed the greater of 1% of the total number of common units outstanding or the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale. Furthermore, there is no public market for Hiland Partners’ subordinated units and we do not expect one to develop. If we were required to sell subordinated units for any reason, we likely would receive a discount to the current market price of Hiland Partners’ common units, and that discount may be substantial. We face contractual limitations on our ability to sell our general partner interest and incentive distribution rights in Hiland Partners and the market for such interests is illiquid.~~
You may not have limited liability if a court finds that unitholder action constitutes control of our business.
          As a limited partner in a partnership organized under Delaware law, you could be held liable for our obligations to the same extent as a general partner if a court determined that the right or the exercise of the right by our unitholders as a group to remove or replace our general partner, to approve some amendments to the partnership agreement or to take other action under our partnership agreement constituted participation in the “control” of our business. Our general partner generally has unlimited liability for the obligations of the partnership, except for those contractual obligations of the partnership that are expressly made without recourse to our general partner. Additionally, the limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in many jurisdictions. Under certain circumstances, our unitholders may have to repay amounts wrongfully distributed to them. Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, neither we nor Hiland Partners may make a distribution to our unitholders if the distribution would cause our or Hiland Partners’ respective liabilities to exceed the fair value of our respective assets. Delaware law provides that for a period of three years from the date of the impermissible distribution, partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the partnership for the distribution amount. Liabilities to partners on account of their partnership interest and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.
~~Increases in interest rates may cause the market price of our common units to decline.~~
          ~~Like all equity investments, an investment in our common units is subject to certain risks. In exchange for accepting these risks, investors may expect to receive a higher rate of return than would otherwise be obtainable from lower-risk investments. Accordingly, as interest rates rise, the ability of investors to obtain higher risk-adjusted rates of return by purchasing government-backed debt securities may cause a corresponding decline in demand for riskier investments generally, including yield-based equity investments such as publicly traded limited partnership~~

~~interests. Reduced demand for our common units resulting from investors seeking other more favorable investment opportunities may cause the trading price of our common units to decline.~~
If in the future we cease to manage and control Hiland Partners through our ownership of the general partner interest in Hiland Partners, we may be deemed to be an investment company under the Investment Company Act of 1940.
          If we cease to manage and control Hiland Partners and are deemed to be an investment company under the Investment Company Act of 1940 because of our ownership interests in Hiland Partners, we would either have to register as an investment company under the Investment Company Act of 1940, obtain exemptive relief from the Commission or modify our organizational structure or our contract rights to fall outside the definition of an investment company. Registering as an investment company could, among other things, materially limit our ability to engage in transactions with affiliates, including the purchase and sale of certain securities or other property to or from our affiliates, restrict our ability to borrow funds or engage in other transactions involving leverage and require us to add additional directors who are independent of us or our affiliates. The occurrence of all or some of these events would adversely affect the price of our common units.
~~The market price of our common units may be volatile, and the trading market for our common units may not provide you with adequate liquidity.~~
          ~~The market price of our common units could be subject to significant fluctuations, and may decline below the initial public offering price. You may not be able to resell your common units at or above the initial public offering price. The following factors could affect our common unit price:~~
~~•~~	~~the amount of Hiland Partners’ distribution to its partners, including us;~~

~~•~~	~~Hiland Partners’ operating and financial performance and prospects;~~

~~•~~	~~quarterly variations in the rate of growth of Hiland Partners’ financial indicators, such as revenue, net income and cash flow;~~

~~•~~	~~changes in revenue, net income or cash flow estimates or publication of research reports by analysts;~~

~~•~~	~~level of investor interest in purchasing our common units due to the very limited number of publicly traded entities whose assets consist exclusively of general partner interests in a publicly traded limited partnership;~~

~~•~~	~~speculation in the press or investment community;~~

~~•~~	 ~~sales of our common units by us or our unitholders, including Contributing Parties;~~

~~•~~	~~actions by our unitholders;~~

~~•~~	~~announcements by Hiland Partners or its competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;~~

~~•~~	 ~~lack of liquidity, which may result in wide bid-ask spreads and limit the number of investors who are able to buy our common units;~~

~~•~~	~~fluctuations in Hiland Partners’ common unit price;~~

~~•~~	~~interest rates;~~

~~•~~	~~general market conditions; and~~

~~•~~	~~domestic and international economic, legal and regulatory factors unrelated to our performance.~~
     ~~The equity markets in general experience extreme volatility that often is unrelated to the operating performance of particular companies and partnerships. These broad market fluctuations may adversely affect the trading price of our common units.~~
~~The amount of cash that we will be able to distribute to you will be reduced by the incremental costs associated with our being a public company, other general and administrative expenses and any reserves that our general partner determines, in good faith, are necessary or appropriate to provide for the conduct of our business, compliance with law or agreements and future distributions.~~
          ~~Before we can pay distributions to our unitholders, we must first pay or reserve funds for our expenses, including the costs of being a public company. Furthermore, our general partner may, in good faith, establish cash reserves to provide for future debt service requirements, if any, and to afford us the ability to make future distributions during periods of limited cash flows. In addition, in the event that Hiland Partners issues additional common units, Hiland Partners GP, LLC, our wholly-owned subsidiary, has the right to make a capital contribution in order to maintain its 2% general partner interest in Hiland Partners. Our general partner may also reserve funds to enable Hiland Partners GP, LLC to make such a capital contribution. Our expenses and the reserves established by our general partner will reduce our cash available for distribution to you.~~
Hiland Partners may issue additional common units or other equity securities, which may increase the risk that Hiland Partners will not have sufficient available cash to maintain or increase its cash distribution level.
          Hiland Partners has wide latitude to issue additional Hiland Partners common units on the terms and conditions established by Hiland Partners’ general partner. The payment of distributions on these additional Hiland Partners common units may increase the risk that Hiland Partners will be unable to maintain or increase its quarterly cash distribution per unit, which in turn may reduce the amount of incentive distributions we receive and the available cash that we have to distribute to our unitholders.
If Hiland Partners’ general partner is not fully reimbursed or indemnified for obligations and liabilities it incurs in managing the business and affairs of Hiland Partners, it may not be able to satisfy its obligations, and its cash flows will be reduced, which will in turn reduce distributions to you.
          The general partner of Hiland Partners and its affiliates may make expenditures on behalf of Hiland Partners for which they will seek reimbursement from Hiland Partners. In addition, under Delaware partnership law, the general partner, in its capacity as the general partner of Hiland Partners, has unlimited liability for the obligations of Hiland Partners, such as its debts and environmental liabilities, except for those contractual obligations of Hiland Partners that are expressly made without recourse to the general partner. For example, Hiland Partners’ credit facility and certain of its gas purchase agreements do not contain such an express non-recourse contractual provision, and Hiland Partners may, from time to time, enter into other agreements that do not contain such provisions. To the extent Hiland Partners GP, LLC incurs obligations on behalf of Hiland Partners, it is entitled to be reimbursed or indemnified by Hiland Partners. If Hiland Partners does not reimburse or indemnify its general partner, Hiland Partners GP, LLC may be unable to satisfy these liabilities or obligations, which would reduce its cash flows, which will in turn reduce distributions to you.
Risks Inherent in Hiland Partners’ Business
          Because we are substantially dependent on the distributions we receive from Hiland Partners, risks to Hiland Partners’ operations are also risks to us. We have set forth below risks to Hiland Partners’ business and operations, the occurrence of which could negatively impact its financial performance and decrease the amount of cash it is able to distribute to us.
A significant decrease in natural gas production in Hiland Partners’ areas of operation would reduce Hiland Partners’ ability to make distributions to its unitholders, including us.
          Hiland Partners’ gathering systems are connected to natural gas reserves and wells from which the production will naturally decline over time, which means that cash flows associated with these wells will also decline over time. To maintain or increase throughput levels on its gathering systems and the utilization rate at its processing plants and its treatment and fractionation facilities, Hiland Partners must continually obtain new natural gas supplies. Hiland Partners’ ability to obtain additional sources of natural gas depends in part on the level of successful drilling activity near its gathering systems. Fluctuations in energy prices can greatly affect production rates and investments by third parties in the development of new oil and natural gas reserves. Drilling activity generally decreases as oil and natural gas prices decrease. Natural gas prices have been high in recent years compared to historical periods. Hiland Partners has no control over the level of drilling activity in its areas of operations, the amount of reserves associated with the wells or the rate at which production from a well will decline. In addition, Hiland Partners has no control over producers or their production decisions, which are affected by, among other things, prevailing and projected energy prices, demand for hydrocarbons, the level of reserves, geological considerations, governmental regulations and the availability and cost of capital. Because Hiland Partners’ new sources of supply are often obtained from the associated gas that is produced in connection with oil drilling operations, declines in oil prices, even without a commensurate decline in prices for natural gas, can adversely affect its ability to obtain new gas supplies.
If Hiland Partners fails to obtain new sources of natural gas supply, its revenues and cash flow may be adversely affected, and its ability to make distributions to its unitholders, including us, may be reduced.
          Hiland Partners faces competition in acquiring new natural gas supplies and may not be able to obtain additional contracts for natural gas supplies. Competition for natural gas supplies is primarily based on the location of pipeline facilities, pricing arrangements, reputation, efficiency, flexibility and reliability. Hiland Partners’ major competitors for natural gas supplies and markets include (1) Anadarko Petroleum Corp., Mustang Fuel Corporation and Duke Energy Field Services LLC at the Eagle Chief gathering system, (2) Enogex, Inc. at the Matli gathering system, (3) Bear Paw Energy, a subsidiary of ONEOK Partners, L.P., at the Badlands and Bakken gathering systems, (4) CenterPoint Energy Field Services at the Kinta Area gathering system and (5) MarkWest Energy Partners, Enogex, Inc. and Copano Energy L.L.C. at the Woodford Shale gathering system. Many of Hiland Partners’ competitors have greater financial resources than Hiland Partners does, which may better enable them to pursue additional gathering and processing opportunities.
Hiland Partners depends on certain key producers for a significant portion of its supply of natural gas and the loss of any of these key producers could reduce Hiland Partners’ supply of natural gas and adversely affect its financial results.
          For the year ended December 31, 2007, CLR, Chesapeake Energy and Enerplus Resources (USA) Corporation supplied Hiland Partners with approximately 37%, 21% and 12%, respectively, of its total natural gas volumes purchased. BP America Production Company and Chesapeake Energy supplied Hiland Partners with approximately 48% and 14%, respectively, of its natural gas volumes gathered. Each of its natural gas gathering systems is dependent on one or more of these producers. To the extent that these producers reduce the volumes of natural gas that they supply as a result of competition or otherwise, we would be adversely affected unless we were able to acquire comparable supplies of natural gas on comparable terms from other producers, which may not be possible in areas where the producer that reduces its volumes is the primary producer in the area.
Hiland Partners’ ability to grow depends in part on its ability to make acquisitions that result in an increase in the cash generated from operations per unit. If Hiland Partners does not make acquisitions on economically acceptable terms, its future growth may be limited.
          Hiland Partners’ ability to grow depends in part on its ability to make acquisitions that result in an increase in the cash generated from operations per unit. If Hiland Partners is unable to make these accretive acquisitions either because it is: (1) unable to identify attractive acquisition candidates or negotiate acceptable purchase contracts with them, (2) unable to obtain financing for these acquisitions on economically acceptable terms, or (3) outbid by competitors, then Hiland Partners’ future growth and ability to increase distributions may be limited. Furthermore, even if Hiland Partners does make acquisitions that it believes will be accretive, these acquisitions may nevertheless result in a decrease in the cash generated from operations per unit and reduce our cash available to pay distributions. Any acquisition involves potential risks, including, among other things:
•	mistaken assumptions about revenues and costs, including synergies;

•	an inability to integrate successfully the businesses acquired;

•	the assumption of unknown liabilities;

•	limitations on rights to indemnity from the seller;

•	the diversion of management’s attention from other business concerns;

•	unforeseen difficulties operating in new product areas or new geographic areas; and

•	customer or key employee losses at the acquired businesses.
     If Hiland Partners consummates any future acquisitions, its capitalization and results of operations may change significantly, and you will not have the opportunity to evaluate the economic, financial and other relevant information that Hiland Partners will consider in determining the application of these funds and other resources. Hiland Partners’ acquisition strategy is based, in part, on its expectation of ongoing divestitures of midstream assets by large industry participants. A material decrease in such divestitures would limit Hiland Partners’ opportunities for future acquisitions and could adversely affect its operations and cash flows available for distribution to unitholders.
Hiland Partners’ ability to engage in construction projects and to make acquisitions will require access to a substantial amount of capital. The inability of Hiland Partners to obtain adequate sources of financing on economically acceptable terms may limit Hiland Partners’ growth opportunities, which could have a negative impact on our cash available to pay distributions.
          Hiland Partners’ ability to engage in construction projects or to make acquisitions is dependent on obtaining adequate sources of outside financing, including commercial borrowings and other debt and common unit issuances. While the initial funding of Hiland Partners’ acquisitions may consist of debt financing, Hiland Partners’ financial strategy is to finance acquisitions approximately equally with equity and debt, and Hiland Partners would expect to repay such debt with proceeds of equity issuances to achieve this relatively balanced financing ratio. If Hiland Partners is unable to finance its growth through external sources or is unable to achieve its targeted debt/equity ratios, or if the cost of such financing is higher than expected, Hiland Partners may be required to forgo certain construction projects or acquisition opportunities or such construction projects or acquisition opportunities may not result in expected increases in distributable cash flow. Accordingly, the inability of Hiland Partners to obtain adequate sources of financing on economically acceptable terms may limit Hiland Partners’ growth opportunities, which could have a negative impact on our cash available to pay distributions.
Hiland Partners generally does not obtain independent evaluations of natural gas reserves dedicated to it gathering systems; therefore, volumes of natural gas gathered on its gathering systems in the future could be less than anticipated. A decline in the volumes of natural gas gathered on its gathering systems would have an adverse effect on Hiland Partners’ results of operations, financial condition and ability to make distributions.
          Hiland Partners generally does not obtain independent evaluations of natural gas reserves connected to its gathering systems due to the unwillingness of producers to provide reserve information as well as the cost of such evaluations. Accordingly, Hiland Partners does not have estimates of total reserves dedicated to its systems or the anticipated life of such reserves. If the total reserves or estimated life of the reserves connected to Hiland Partners’ gathering systems is less than anticipated and Hiland Partners is unable to secure additional sources of natural gas, then the volumes of natural gas gathered on its gathering systems in the future could be less than anticipated. A decline in the volumes of natural gas gathered on its gathering systems would have an adverse effect on Hiland Partners’ results of operations, financial condition and ability to make distributions.
Hiland Partners is exposed to the credit risks of its key customers, and any material nonpayment or nonperformance by these key customers could reduce Hiland Partners’ ability to make distributions to its unitholders.
          Hiland Partners is subject to risks of loss resulting from nonpayment or nonperformance by its customers. Any material nonpayment or nonperformance by its key customers could reduce Hiland Partners’ ability to make distributions to its unitholders. Furthermore, some of Hiland Partners’ customers may be highly leveraged and subject to their own operating and regulatory risks, which increases the risk that they may default on their obligations to Hiland Partners.
Hiland Partners’ cash flow is affected by the volatility of natural gas and NGL product prices, which could adversely affect its ability to make distributions to its unitholders.
          Hiland Partners is subject to significant risks due to frequent and often substantial fluctuations in commodity prices. In the past, the prices of natural gas and NGLs have been extremely volatile, and this volatility is expected to continue. The markets and prices for natural gas and NGLs depend upon factors beyond Hiland Partners’ control. These factors include demand for oil, natural gas and NGLs, which fluctuate with changes in market and economic conditions and other factors, including:
•	the impact of weather on the demand for oil and natural gas;

•	the level of domestic oil and natural gas production;

•	the availability of imported oil and natural gas;

•	actions taken by foreign oil and gas producing nations;

•	the availability of local, intrastate and interstate transportation systems;

•	the availability and marketing of competitive fuels;

•	the impact of energy conservation efforts; and

•	the extent of governmental regulation and taxation.
     Hiland Partners operates under two types of contractual arrangements under which its midstream segment margin is exposed to increases and decreases in the price of natural gas and NGLs: percentage-of-proceeds and percentage-of-index arrangements. Under percentage-of-proceeds arrangements, Hiland Partners generally purchases natural gas from producers for an agreed percentage-of-proceeds or upon an index-related price, and then sells the resulting residue gas and NGLs or NGL products at index-related prices. Under percentage-of-index arrangements, Hiland Partners purchases natural gas from producers at a fixed percentage of the index price for the natural gas they produce and subsequently sells the residue gas and NGLs or NGL products at market prices. Under both of these types of contracts Hiland Partners’ revenues and total segment margin increase or decrease, whichever is applicable, as the price of natural gas and NGLs fluctuates.

Hiland Partners may not successfully balance its purchases of natural gas and its sales of residue gas and NGLs, which increases its exposure to commodity price risks.
          Hiland Partners may not be successful in balancing its purchases and sales. In addition, a producer could fail to deliver promised volumes or deliver in excess of contracted volumes, or a purchaser could purchase less than contracted volumes. Any of these actions could cause Hiland Partners’ purchases and sales not to be balanced. If Hiland Partners’ purchases and sales are not balanced, it will face increased exposure to commodity price risks and could have increased volatility in operating income.
Hiland Partners’ construction of new assets or the expansion of existing assets may not result in revenue increases and is subject to regulatory, environmental, political, legal and economic risks, which could adversely affect results of operations and financial condition.
          One of the ways Hiland Partners may grow its business is through the construction of new midstream assets or the expansion of existing systems. The construction of additions or modifications to existing systems, and the construction of new midstream assets involve numerous regulatory, environmental, political and legal uncertainties beyond Hiland Partners’ control and require the expenditure of significant amounts of capital. If Hiland Partners undertakes these projects, they may not be completed on schedule at the budgeted cost, or at all. Moreover, revenues may not increase immediately upon the expenditure of funds on a particular project. For instance, if Hiland Partners expands a new pipeline, the construction may occur over an extended period of time, and Hiland Partners will not receive any material increases in revenues until the project is completed. Moreover, Hiland Partners may construct facilities to capture anticipated future growth in production in a region in which such growth does not materialize. Since Hiland Partners is not engaged in the exploration for and development of oil and natural gas reserves, it often does not have access to estimates of potential reserves in an area prior to constructing facilities in such area. To the extent Hiland Partners relies on estimates of future production in its decision to construct additions to its systems, such estimates may prove to be inaccurate because there are numerous uncertainties inherent in estimating quantities of future production. As a result, new facilities may not be able to attract enough throughput to achieve expected investment return, which could adversely affect Hiland Partners’ results of operations, financial condition and ability to make distributions.
A change in the characterization of some of Hiland Partners’ assets by federal, state or local regulatory agencies or a change in policy by those agencies may result in increased regulation of Hiland Partners’ assets, which may cause its revenues to decline and operating expenses to increase.
          Hiland Partners’ gathering facilities are exempt from Federal Energy Regulatory Commission, or FERC, jurisdiction under the Natural Gas Act of 1938, or NGA, but FERC regulation still affects Hiland Partners’ business and the market for its products. FERC’s policies and practices across the range of its natural gas regulatory activities, including, for example, its policies on open access transportation, ratemaking, capacity release, and market center promotion, indirectly affect intrastate markets. In recent years, FERC has pursued pro-

competitive policies in its regulation of interstate natural gas pipelines. However, we cannot assure you that FERC will continue this approach as it considers matters such as pipeline rates and rules and policies that may affect rights of access to natural gas transportation capacity. In addition, the distinction between FERC-regulated transmission service and federally unregulated gathering services is the subject of regular litigation, so, in such a circumstance, the classification and regulation of some of Hiland Partners’ gathering facilities may be subject to change based on future determinations by the FERC and the courts. Other state and local regulations also affect Hiland Partners’ business. Hiland Partners’ gathering lines are subject to ratable take and common purchaser statutes in states in which it operates. Ratable take statutes generally require gatherers to take, without undue discrimination, natural gas production that may be tendered to the gatherer for handling. Similarly, common purchaser statutes generally require gatherers to purchase without undue discrimination as to source of supply or producer. These statutes restrict Hiland Partners’ right as an owner of gathering facilities to decide with whom it contracts to purchase or transport natural gas. Federal law leaves any economic regulation of natural gas gathering to the states. States in which Hiland Partners operates have adopted complaint based regulation of natural gas gathering activities, which allows natural gas producers and shippers to file complaints with state regulators in an effort to resolve grievances relating to natural gas gathering access and rate discrimination. While Hiland Partners’ proprietary gathering lines currently are subject to limited state regulation, there is a risk that state laws will be changed, which may give producers a stronger basis to challenge proprietary status of a line, or the rates, terms and conditions of a gathering line providing transportation service.
Hiland Partners may incur significant costs and liabilities in the future resulting from a failure to comply with new or existing environmental regulations or an accidental release of hazardous substances into the environment. These costs could have an adverse effect on Hiland Partners’ ability to make distributions to its unitholders.
          Hiland Partners’ operations are subject to stringent and complex federal, state and local environmental laws and regulations governing the discharge of substances into the environment and environmental protection. These laws and regulations require Hiland Partners to acquire permits to conduct regulated activities, to incur capital expenditures to limit or prevent releases of substances from its facilities, and to respond to liabilities for pollution resulting from its operations. Governmental authorities enforce compliance with these laws and regulations and the permits issued under them, oftentimes requiring difficult and costly actions. Failure to comply with these laws and regulations or newly adopted laws or regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary penalties, the imposition of remedial requirements, and the issuance of orders enjoining future operations. Certain environmental statutes impose strict, joint and several liability for costs required to clean up and restore sites where hazardous substances have been disposed or otherwise released. Moreover, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the release of hazardous substances or wastes into the environment.
          There is inherent risk of the incurring significant environmental costs and liabilities in Hiland Partners’ business due to its handling of natural gas, NGLs and wastes, the release of water discharges or air emissions related to its operations, and historical industry operations and waste disposal practices conducted by us or predecessors operators. For example, an accidental release from one of Hiland Partners’ pipelines or processing facilities could subject it to substantial liabilities arising from environmental cleanup and restoration costs, claims made by neighboring landowners and other third parties for personal injury and property damage, and fines or penalties for related violations of environmental laws or regulations. Moreover, the possibility exists that stricter laws, regulations or enforcement policies could significantly increase Hiland Partners’ compliance costs and the cost of any remediation that may become necessary. Hiland Partners may not be able to recover some or any of these costs from insurance.
If Hiland Partners is unable to obtain new rights-of-way or the cost of renewing existing rights-of-way increases, then it may be unable to fully execute its growth strategy, its cash flows and ability to make distributions could be adversely affected.
          The construction of additions to Hiland Partners’ existing gathering assets may require it to obtain new rights-of-way prior to constructing new pipelines. Hiland Partners may be unable to obtain such rights-of-way to connect new natural gas supplies to its existing gathering lines or capitalize on other attractive expansion opportunities. Additionally, it may become more expensive for Hiland Partners to obtain new rights-of-way or to renew existing rights-of-way. If the cost of obtaining new rights-of-way or renewing existing rights-of-way increases, Hiland Partners’ cash flows and cash available for distribution could be adversely affected.
If Hiland Partners fails to renew any of its significant contracts as they expire under the terms of the particular agreement, its revenues and cash flow may be adversely affected and its ability to make distributions to its unitholders or service its debt may be reduced.
          If Hiland Partners fails to renew any of its significant natural gas sales contracts, NGL sales arrangements, hedging contracts, natural gas purchase and gathering contracts or its compression services agreement as they expire under the terms of the particular agreement, Hiland Partners would be adversely affected unless Hiland Partners were able to replace such contract with a contract containing similar terms. For example, its compression services agreement with CLR has an initial term ending January 28, 2009 and will thereafter automatically renew for additional one-month terms unless terminated by either party by giving notice at least 15 days prior to the end of the then current term. If CLR elects to terminate the agreement and Hiland Partners fails to renew the agreement with CLR, it would be adversely affected unless Hiland Partners were able to provide air and water compression services to other parties in the area where its air and compression facilities are located.
Hiland Partners’ business involves many hazards and operational risks, some of which may not be fully covered by insurance. If a significant accident or event occurs that is not fully insured, its operations and financial results could be adversely affected.
          Hiland Partners’ operations are subject to the many hazards inherent in the gathering, treating, processing and fractionation of natural gas and NGLs, including:
•	damage to pipelines, related equipment and surrounding properties caused by tornadoes, floods, fires and other natural disasters and acts of terrorism;

•	inadvertent damage from construction and farm equipment;

•	leaks of natural gas, NGLs and other hydrocarbons or losses of natural gas or NGLs as a result of the malfunction of measurement equipment or facilities at receipt or delivery points;

•	fires and explosions; and

•	other hazards, including those associated with high-sulfur content, or sour gas, that could also result in personal injury and loss of life, pollution and suspension of operations.
     These risks could result in substantial losses due to personal injury and/or loss of life, severe damage to and destruction of property and equipment and pollution or other environmental damage and may result in curtailment or suspension of Hiland Partners’ related operations. A natural disaster or other hazard affecting the areas in which Hiland Partners operates could have a material adverse effect on its operations. Hiland Partners is not fully insured against all risks incident to its business. In accordance with typical industry practice, Hiland Partners does not have any property insurance on any of its underground pipeline systems that would cover damage to the pipelines. Hiland Partners is not insured against all environmental accidents that might occur, other than those considered to be sudden and accidental. In addition, Hiland Partners does not have business interruption insurance. If a significant accident or event occurs that is not fully insured, it could adversely affect Hiland Partners’ operations and financial condition.
Restrictions in Hiland Partners’ credit facility limits its ability to make distributions and may limit its ability to capitalize on acquisition and other business opportunities.
          Hiland Partners’ credit facility contains various covenants limiting its ability to incur indebtedness, grant liens, engage in transactions with affiliates, make distributions to its unitholders and capitalize on acquisition or other business opportunities. It also contains covenants requiring Hiland Partners to maintain certain financial ratios and tests. Hiland Partners is prohibited from making any distribution to unitholders if such distribution would cause a default or an event of default under its credit facility. Any subsequent refinancing of Hiland Partners’ current indebtedness or any new indebtedness could have similar or greater restrictions. As of December 31, 2007, Hiland Partners’ total outstanding long-term indebtedness was approximately $221.1 million, all under its senior secured revolving credit facility. Payments of principal and interest on the indebtedness will reduce the cash available for distribution on Hiland Partners’ units.
Due to Hiland Partners’ lack of asset diversification, adverse developments in its midstream operations would reduce its ability to make distributions to its unitholders.
          Hiland Partners relies exclusively on the revenues generated from its gathering, dehydration, treating, processing, fractionation and compression services businesses, and as a result, its financial condition depends upon prices of, and continued demand for, natural gas and NGLs. Due to Hiland Partners’ lack of diversification in asset type, an adverse development in one of these businesses would have a significantly greater impact on Hiland Partners’ financial condition and results of operations than if it maintained more diverse assets.

~~Increases in interest rates could adversely impact Hiland Partners’ unit price and its ability to issue additional equity, make acquisitions, reduce debt or finance internal growth projects.~~
          ~~If the overall economy strengthens, it is possible that monetary policy will tighten further, resulting in higher interest rates to counter possible inflation. Interest rates on future credit facilities and debt offerings could be higher than current levels, causing Hiland Partners’ financing costs to increase accordingly. As with other yield-oriented securities, Hiland Partners’ unit price is impacted by the level of its cash distributions and implied distribution yield. The distribution yield is often used by investors to compare and rank related yield oriented securities for investment decision making purposes. Therefore, changes in interest rates, either positive or negative, may affect the yield requirements of investors who invest in Hiland Partners’ units, and a rising interest rate environment could have an adverse impact on Hiland Partners’ unit price and its ability to issue additional equity to make acquisitions, reduce debt or finance internal growth projects.~~
Hiland Partners’ hedging activities may not be as effective as intended in reducing the volatility of its cash flows, and in certain circumstances may actually increase the volatility of its cash flows, which could adversely affect its ability to make distributions to unitholders, including us. ~~Hiland Partners’ hedging activities may have a material adverse effect on its earnings, profitability, cash flows and financial condition.~~
          Hiland Partners utilizes derivative financial instruments related to the future price of natural gas and the future price of NGLs with the intent of reducing volatility in its cash flows due to fluctuations in commodity prices. While Hiland Partners’ hedging activities are designed to reduce commodity price risk, Hiland Partners remains exposed to fluctuations in commodity prices to some extent.
          The extent of Hiland Partners’ commodity price exposure is related largely to the effectiveness and scope of its hedging activities. For example, the derivative instruments Hiland Partners utilizes are based on posted market prices, which may differ significantly from the actual natural gas prices or NGLs prices that Hiland Partners realizes in its operations. Furthermore, Hiland Partners’ hedges relate to only a portion of the volume of its expected sales and, as a result, Hiland Partners will continue to have direct commodity price exposure to the unhedged portion. Hiland Partners’ actual future sales may be significantly higher or lower than estimated at the time it entered into derivative transactions for such period. If the actual amount is higher than estimated, Hiland Partners will have greater commodity price exposure than intended. If the actual amount is lower than the amount that is subject to Hiland Partners’ derivative financial instruments, Hiland Partners might be forced to satisfy all or a portion of its derivative transactions without the benefit of the cash flow from its sale or purchase of the underlying physical commodity, resulting in a substantial diminution of liquidity.
          As a result of these factors, Hiland Partners’ hedging activities may not be as effective as intended in reducing the volatility of its cash flows, and in certain circumstances may actually increase the volatility of its cash flows, which could adversely affect its ability to make distributions to unitholders, including us. In addition, Hiland Partners’ hedging activities are subject to the risks that a counterparty may not perform its obligation under the applicable derivative instrument, the terms of the derivative instruments are imperfect, and Hiland Partners’ hedging procedures may not be properly followed. We cannot assure you that the steps Hiland Partners takes to monitor its derivative financial instruments will detect and prevent violations of its risk management policies and procedures, particularly if deception or other intentional misconduct is involved.
~~Terrorist attacks, and the threat of terrorist attacks, have resulted in increased costs to Hiland Partners’ business. Continued hostilities in the Middle East or other sustained military campaigns may adversely impact Hiland Partners’ results of operations.~~
          ~~The long-term impact of terrorist attacks, such as the attacks that occurred on September 11, 2001, and the threat of future terrorist attacks on the energy transportation industry in general, and on Hiland Partners in particular, is not known at this time. Increased security measures taken by Hiland Partners as a precaution against possible terrorist attacks have resulted in increased costs to its business. Uncertainty surrounding continued hostilities in the Middle East or other sustained military campaigns may affect Hiland Partners’ operations in unpredictable ways, including the disruption of markets for natural gas, NGLs and NGL products, and the possibility that infrastructure facilities could be direct targets of, or indirect casualties of, an act of terror. Changes in the insurance markets attributable to terrorist attacks may make certain types of insurance more difficult for Hiland Partners to obtain. Moreover, the insurance that may be available to Hiland Partners may be significantly more expensive than its existing insurance coverage. Instability in the financial markets as a result of terrorism or war could also affect Hiland Partners’ ability to raise capital.~~

EXHIBIT C
Hiland Partners:

Number of securities remaining
available for future issuance
	Number of units to be issued		under equity compensation plans
	upon exercise of outstanding	Weighted-average exercise	(excluding securities reflected in
	options	price of outstanding options	column (a))
	(a)	(b)	(c)
Equity compensation plans approved by unitholders	—	—	—
Equity compensation plans not approved by unitholders	75,041	$31.11	414,675
Total	75,041	$31.11	414,675
For a more complete description of the Hiland Partners, LP Long-Term Incentive Plan, please read Note 1 of the accompanying Notes to Financial Statements.
Holdings:

Number of securities remaining
available for future issuance
	Number of units to be issued	Weighted-average exercise	under equity compensation plans
	upon exercise of outstanding	price of outstanding options,	(excluding securities reflected in
	options	warrants and rights	column (a))
	(a)	(b)	(c)
Equity compensation plans approved by unitholders	—	—	—
Equity compensation plans not approved by unitholders	0	N/A	2,142,000
Total	0	N/A	2,142,000
For a more complete description of the Hiland Holdings GP, LP Long-Term Incentive Plan, please read Note 1 of the accompanying Notes to Financial Statements.

EXHIBIT D
Hiland Partners and Holdings:
The following table presents a reconciliation of the non-GAAP financial measure of total segment margin (which consists of the sum of midstream segment margin and compression segment margin) to operating income on a historical basis for each of the periods indicated. We view total segment margin, a non-GAAP financial measure, as an important performance measure of the core profitability of our operations because it is directly related to our volumes and commodity price changes. We review total segment margin monthly for consistency and trend analysis. We define midstream segment margin as midstream revenue less midstream purchases. Midstream purchases include the following costs and expenses: cost of natural gas and NGLs purchased by us from third parties, cost of natural gas and NGLs purchased by us from affiliates, and cost of crude oil purchased by us from third parties. We define compression segment margin as the revenue derived from our compression segment. Our total segment margin may not be comparable to similarly titled measures of other companies as other companies may not calculate total segment margin in the same manner.

EXHIBIT E
Hiland Partners:

	Year Ended December 31
	2007	2006	2005
			Hiland
			Partners,
	Hiland Partners, LP		LP (1)	Predecessor (2)	Total
	(in thousands)
Total Segment Margin Data:
Midstream revenues	$273,224	$214,867	$150,571	$11,813	$162,384
Midstream purchases	195,212	156,193	123,342	9,747	133,089

Midstream segment margin	78,012	58,674	27,229	2,066	29,295
Compression revenues (3)	4,819	4,819	4,217	—	4,217

Total segment margin (4)	$82,831	$63,493	$31,446	$2,066	$33,512

Summary of Operations Data:
Midstream revenues	$273,224	$214,867	$150,571	$11,813	$162,384
Compression revenues	4,819	4,819	4,217	—	4,217

Total revenues	278,043	219,686	154,788	11,813	166,601
Operating costs and expenses:
Midstream purchases (exclusive of items shown separately below)	195,212	156,193	123,342	9,747	133,089
Operations and maintenance expenses	23,279	16,071	6,579	780	7,359
Depreciation, amortization and accretion	29,855	22,130	10,600	512	11,112
General and administrative expenses	7,587	4,994	2,304	166	2,470

Total operating costs and expenses	255,933	199,388	142,825	11,205	154,030

Operating income	22,110	20,298	11,963	608	12,571
Other income (expense), net	(11,326)	(5,616)	(2,119)	(115)	(2,234)

Net income	$10,784	$14,682	$9,844	$493	$10,337

Operating Data (unaudited):
Inlet natural gas (MCF/d)	215,551	157,556	59,116	46,551	57,545
Natural gas sales (MMBtu/d)	80,731	66,947	48,509	37,052	47,096
NGL sales (Bbls/d)	4,696	3,347	2,071	1,206	1,965
Natural gas gathered (MMBtu/d) (5)	123,008	85,540	—	—	—

EXHIBIT F
Hiland Partners and Holdings:

	Payment Due by Period
	Total	Due in	Due in	Due in	Due in	Due in
	Obligation	2008	2009	2010	2011	2012	Thereafter
Type of Obligation	(in thousands)
Senior secured revolving Credit facility (1)	$221,064	$—	$—	$—	$221,064	$—	$—
Capital lease obligations (2)	8,561	1,184	1,256	1,256	1,256	1,107	2,502
Operating leases, service agreements and other	3,593	1,541	479	406	377	275	515

Total contractual cash obligations	$233,218	$2,725	$1,735	$1,662	$222,697	$1,382	$3,017

(1)	Interest rates on the senior secured revolving credit facility are variable. Estimates of future variable rate interest payments are excluded from the table above. For a discussion of our senior secured revolving credit facility, please read “—Credit Facility” below.

(2)	Contractual cash commitments on our capital lease obligations include $2,976 of interest expense.

EXHIBIT G
     Commodity Price Risks. Our profitability is affected by volatility in prevailing NGL and natural gas prices. Historically, changes in prices of most NGL products have generally correlated with changes in the price of crude oil. NGL and natural gas prices are volatile and are impacted by changes in the supply and demand for NGLs and natural gas, as well as market uncertainty. For a discussion of the volatility of natural gas and NGL prices, please read “Risk Factors — Risk Factors Related to our Business — Our cash flow is affected by the volatility of natural gas and NGL product prices, which could adversely affect our ability to make distributions to unitholders.” To illustrate the impact of changes in prices for natural gas and NGLs on our operating results, we have provided the table below, which reflects, for the years ended December 31, 2007 and 2006, the impact on our total segment margin of a $0.01 per gallon change (increase or decrease) in NGL prices coupled with a $0.10 per MMBtu change (increase or decrease) in the price of natural gas.

	Natural Gas Price Change ($/MMbtu)
		2007		2006
	$0.01	$0.10	$(0.10)	$0.10	$(0.10)
NGL Price Change ($/gal)	$(0.01)	$642,000	$194,000	$263,000	$93,000
		$(207,000)	$(645,000)	$(134,000)	$(356,000)
     The increase in commodity exposure is the result of increased natural gas and NGL product volumes in 2007 compared to 2006. The magnitude of the impact on total segment margin of changes in natural gas and NGL prices presented may not be representative of the magnitude of the impact on total segment margin for different commodity prices or contract portfolios. Natural gas and crude oil prices can also affect our profitability indirectly by influencing the level of drilling activity and related opportunities for our services.
     We manage this commodity prices exposure... [remaining disclosure to remain consistent with current Forms 10-K for the Companies.]

EXHIBIT H
Hiland Partners and Holdings:
     Beneficial Ownership Of Hiland Partners, LP. The following table sets forth the beneficial ownership of our units as of March 7, 2008 held by each person who beneficially owned more than 5% or more of the then outstanding units and all of the directors, named executive officers, and directors and executive officers as a group of our general partner.

				Percentage of
		Percentage of	Subordinated	Subordinated	Percentage of
	Common Units	Common Units	Units	Units	Total Units
	Beneficially	Beneficially	Beneficially	Beneficially	Beneficially
Name of Beneficial Owner	Owned	Owned	Owned	Owned	Owned
Harold Hamm (1)(2)(3)	1,301,471	24.9%	4,080,000	100.0%	57.8%
Hiland Holding GP, LP(1)(3)	1,301,471	24.9%	4,080,000	100.0%	57.8%
Joseph L. Griffin (1)	—	—	—	—	—
Ken Maples (1)(2)(4)	13,333	—	—	—	—
Robert Shain (1)(5)	13,000	*	—	—	*
Matthew S. Harrison (1)	—	—	—	—	—
Michael L. Greenwood (1)(2)(6)	12,291	*	—	—	*
Edward D. Doherty (1)(2)(6)	4,000	*	—	—	*
Rayford T. Reid (1)(2)(6)	10,818	*	—	—	*
Shelby E. Odell (1)(2)(6)	4,000	*	—	—	*
John T. McNabb, II (1)(7)	3,000	*	—	—	*
Dr. David L. Boren (1)(7)	3,000	*	—	—	*
Kayne Anderson Capital Advisors, L.P.(8)	377,292	7.2%	—	—	4.1%
Swank Capital, LLC (9)	527,527	10.1%	—	—	5.7%
All directors and executive officers as a group	1,365,247	26.1%	4,080,000	100.0%	58.5%

*	Less than 1%.

(1)	The address of this person is 205 West Maple, Suite 1100, Enid, Oklahoma 73701.

(2)	These individuals each hold an ownership interest in Hiland Holdings GP, LP as indicated in the following table.

(3)	Mr. Hamm indirectly owns 97.9% of Hiland Partners GP Holdings, LLC, the general partner of Hiland Holdings GP, LP. Accordingly, Mr. Hamm is deemed to be the beneficial owner of the 1,301,471 common units and 4,080,000 subordinated units held by Hiland Holdings GP, LP.

(4)	These units underly unit options and are deemed to be outstanding pursuant to Rule 13d-3.

(5)	2,250 of the indicated common units are restricted units that vest on the anniversary of the grant date over a period of three years and 10,000 of these units underly unit options and are deemed to be outstanding pursuant to Rule 13d-3.

(6)	1,000, 750 and 1,000 of the indicated common units are restricted units that vest on the anniversary of each grant date over periods of two, three and four years, respectively.

(7)	1,500 and 1,000 of the indicated common units are restricted units that vest on the anniversary of each grant date over periods of three and four years, respectively.

(8)	The address of this person is 1800 Avenue of the Stars, Second Floor, Los Angeles, CA 90067.

(9)	The address of this person is 3300 Oak Lawn Avenue, Suite 650, Dallas, TX 75219.

EXHIBIT I
Hiland Partners and Holdings:
Mr. Harold Hamm owns 72.8% of the ownership interest of Continental Resources, Inc. Since its inception in 1967, Mr. Hamm has served as Chief Executive Officer and a director of Continental Resources, Inc. and currently serves as Chairman of its Board of Directors.